FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2007

Commission File Number: 001-12568

BBVA FRENCH BANK S.A.

(Translation of registrant’s name into English)

Reconquista 199, 1006

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes                      No      X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes                      No      X

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

BBVA French Bank S.A.

TABLE OF CONTENTS

Item
1.	Financial Statements as of September 30, 2007 together with Independent Auditors’ Limited Review Report

BALANCE SHEETS AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish—See Note 18)

-Stated in thousands of pesos-

	09-30-2007	12-31-2006
ASSETS:

A. CASH AND DUE FROM BANKS:
Cash	587,009	559,613
Due from banks and correspondents	1,882,538	1,974,445

Argentine Central Bank (BCRA)	1,679,183	1,748,221
Other local	650	54
Foreign	202,705	226,170

	2,469,547	2,534,058

B. GOVERNMENT AND PRIVATE SECURITIES:
Holdings in investment accounts (Exhibit A)	—,—	308,976
Holdings for trading or financial transactions (Exhibit A)	39,166	102,726
Holdings available for sale (Exhibit A)	1,459,043	—,—
Unlisted Government Securities (Exhibit A)	876,865	843,792
Instruments issued by the Argentine Central Bank (BCRA) (Exhibit A)	1,499,475	1,702,817
Investments in listed private securities (Exhibit A)	45,822	30
Less: Allowances (Exhibit J)	15,139	15,139

	3,905,232	2,943,202

C. LOANS:
To government sector (Exhibits B, C and D)	1,500,329	2,118,381
To financial sector (Exhibits B, C and D)	626,962	429,893

Interfinancial – (Calls granted)	80,500	38,029
Other financing to local financial institutions	511,179	374,117
Interest and listed-price differences accrued and pending collection	35,283	17,747

To non financial private sector and residents abroad (Exhibits B, C and D)	7,536,967	6,277,489

Overdraft	1,338,794	1,469,371
Discounted instruments	1,237,216	793,195
Real estate mortgage	666,898	460,559
Collateral Loans	29,293	10,300
Consumer	1,106,999	689,019
Credit cards	671,607	526,416
Other (Note 5 a.)	2,410,273	2,270,384
Interest and listed-price differences accrued and pending collection	86,253	63,788
Less: Interest documented together with main obligation	10,366	5,543
Less: Difference arising from purchase of portfolio	93	90
Less: Allowances (Exhibit J)	179,724	165,842

	9,484,441	8,659,831

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	455,560	423,032
Amounts receivable for spot and forward sales to be settled	485,371	33,626
Instruments to be received for spot and forward purchases to be settled	101,913	333,610
Unlisted corporate bonds (Exhibits B, C and D)	59,187	58,684
Non-deliverable forward transactions balances to be settled	955	1,052
Other receivables not covered by debtor classification regulations	21,864	18,066
Other receivables covered by debtor classification regulations (Exhibits B, C and D)	35,803	26,654
Interest accrued and pending collection not covered by debtor classification regulations	17,558	6,973
Interest accrued and pending collection covered by debtor classification regulations (Exhibits B, C and D)	1	—,—
Less: Allowances (Exhibit J)	1,676	996

	1,176,536	900,701

E. ASSETS SUBJECT TO FINANCIAL LEASING:
Assets subject to financial leasing (Exhibits B, C and D)	292,053	231,503
Less: Allowances (Exhibit J)	4,077	3,369

	287,976	228,134

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions (Exhibit E)	46,974	27,685
Other (Note 5.b.) (Exhibit E)	396,638	367,456
Less: Allowances (Exhibit J)	3,132	3,053

	440,480	392,088

G. OTHER RECEIVABLES:
Receivables from sale of property assets (Exhibits B, C and D)	66	129
Other (Note 5.c.)	148,090	474,285
Tax on minimum presumed income – Tax Credit	150,487	118,746
Other accrued interest receivable	1	1
Less: Allowances (Exhibit J)	27,746	361,062

	270,898	232,099

H. PREMISES AND EQUIPMENT (Exhibit F):	366,791	367,315

I. OTHER ASSETS Exhibit F):	40,221	34,359

J. INTANGIBLE ASSETS (Exhibit G):
Goodwill	13,857	18,829
Organization and development expenses	135,800	356,726

	149,657	375,555

K. SUSPENSE ITEMS:	5,608	12,980

TOTAL ASSETS:	18,597,387	16,680,322

(Contd.)

BALANCE SHEETS AS OF SEPTIEMBRE 30, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish—See Note 18)

-Stated in thousands of pesos-

	09-30-2007	12-31-2006
LIABILITIES:

L. DEPOSITS (Exhibits H and I):
Government sector	110,216	73,150
Financial sector	171,101	156,412
Non financial private sector and residents abroad	14,100,218	12,419,328

Checking accounts	2,631,891	2,236,053
Savings deposits	3,736,755	3,415,210
Time deposits	7,143,539	6,060,375
Investments accounts	17,603	144,286
Other	480,290	453,849
Interest and listed-price differences accrued payable	90,140	109,555

	14,381,535	12,648,890

M. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
BCRA (Exhibit I)	2,072	1,761

Other	2,072	1,761
Banks and International Institutions (Exhibit I)	448,804	178,943
Non-subordinated corporate bonds	—,—	248,638
Amounts payable for spot and forward purchases to be settled	94,213	302,591
Instruments to be delivered for spot and forward sales to be settled	538,421	34,264
Financing received from Argentine financial institutions (Exhibit I)	367	233,438

Interfinancial (calls received)	367	154,740
Other financing from local financial institutions	—,—	78,592
Interest accrued payable	—,—	106
Non-deliverable forward transactions balances to be settled	2,883	206
Other (note 5.d.) (Exhibit I)	518,949	470,419
Interest and listed-price differences accrued payable (Exhibit I)	6,192	6,330

	1,611,901	1,476,590

N. OTHER LIABILITIES:	214,591	203,823

Other (Note 5.e.)	214,591	203,823

O. ALLOWANCES (Exhibit J):	325,966	392,478

P. SUSPENSE ITEMS:	3,356	3,957

TOTAL LIABILITIES:	16,537,349	14,725,738

STOCKHOLDERS’ EQUITY: (as per the related statements of changes in stockholders´ equity)	2,060,038	1,954,584

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	18,597,387	16,680,322

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish—See Note 18)

-Stated in thousands of pesos-

	09-30-2007	12-31-2006
DEBIT ACCOUNTS

Contingent
– Credit lines obtained (unused balances)	184,487	—,—
– Guarantees received	3,113,750	3,456,411
– Contra contingent debit accounts	590,248	345,094

	3,888,485	3,801,505

Control
– Receivables classified as irrecoverable	284,758	332,529
– Other (Note 5.f.)	29,743,780	29,547,920
– Contra control debit accounts	309,358	287,247

	30,337,896	30,167,696

Derivatives (Exhibit O)
– “Notional” amount of non-deliverable forward transactions	470,876	387,777
– Interest rate SWAP	440,000	30,000
– Others	50,000	—,—
– Contra debit derivatives accounts	562,347	283,243

	1,523,223	701,020

For trustee activities
– Funds in trust	4,100	17,522

	4,100	17,522

TOTAL	35,753,704	34,687,743

CREDIT ACCOUNTS

Contingent
– Credit lines granted (unused portion) covered by debtor classification regulations (Exhibits B, C and D)	18,289	13,695
– Guarantees provided to the BCRA	47,683	52,743
– Other guarantees given covered by debtor classification regulations (Exhibits B, C and D)	164,070	169,825
– Other guarantees given non covered by debtor classification regulations	133,862	8,254
– Other covered by debtor classification regulations (Exhibits B, C and D)	226,344	100,577
– Contra contingent credit accounts	3,298,237	3,456,411

	3,888,485	3,801,505

Control
– Items to be credited	257,936	228,192
– Other	51,422	59,055
– Contra control credit accounts	30,028,538	29,880,449

	30,337,896	30,167,696

Derivatives
– “Notional” amount of non-deliverable forward transactions	562,347	283,243
– Contra debit derivatives accounts	960,876	417,777

	1,523,223	701,020

For trustee activities
– Contra credit accounts for trustee activities	4,100	17,522

	4,100	17,522

TOTAL	35,753,704	34,687,743

The accompanying notes 1 through 18 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF INCOME FOR THE NINE MONTH PERIODS

ENDED SEPTEMBER 30, 2007 AND 2006

(Translation of financial statements originally issued in Spanish – See Note 18)

- Stated in thousands of pesos -

	09-30-2007	09-30-2006
A. FINANCIAL INCOME

Interest on cash and due from banks	14,648	13,329
Interest on loans to the financial sector	41,764	19,175
Interest on overdraft	112,849	67,094
Interest on discounted instruments	64,851	38,262
Interest on real estate mortgage	44,557	32,737
Interest on collateral loans	1,316	956
Interest on credit card loans	38,222	20,885
Interest on other loans	209,405	133,365
Interest on other receivables from financial transactions	17,055	28,508
Income from secured loans—Decree 1387/01	90,526	138,752
Net income from government and private securities	206,406	259,563
Indexation by benchmark stabilization coefficient (CER)	158,390	282,032
Gold and foreign currency exchange difference	81,303	56,063
Other	86,822	48,629

	1,168,114	1,139,350

B. FINANCIAL EXPENSE

Interest on checking accounts	17,648	23,176
Interest on savings deposits	4,945	3,641
Interest on time deposits	329,315	218,144
Interest on interfinancial financing (calls received)	1,792	1,123
Interest on other financing of financial institutions	1,296	7,734
Interest on other liabilities from financial transactions	17,253	21,661
Other interest	6,824	14,603
Indexation by CER	41,608	98,921
Contribution to the deposit guarantee fund	17,418	14,784
Other	31,870	17,835

	469,969	421,622

GROSS INTERMEDIATION MARGIN – GAIN	698,145	717,728

C. ALLOWANCES FOR LOAN LOSSES	36,076	52,163

D. SERVICE CHARGE INCOME

Related to lending transactions	104,744	69,612
Related to liability transactions	230,416	178,923
Other commissions	36,367	29,549
Other (Note 5.g.)	123,341	95,441

	494,868	373,525

E. SERVICE CHARGE EXPENSE

Commissions	77,698	55,901
Other (Note 5.h.)	26,428	19,438

	104,126	75,339

(Contd.)

STATEMENTS OF INCOME FOR THE NINE PERIODS

ENDED SEPTEMBER 30, 2007 AND 2006

(Translation of financial statements originally issued in Spanish—See Note 18)

- Stated in thousands of pesos -

	09-30-2007	09-30-2006
F. ADMINISTRATIVE EXPENSES

Payroll expenses	346,377	295,914
Fees to Bank Directors and Statutory Auditors	245	182
Other professional fees	17,048	15,979
Advertising and publicity	39,301	33,143
Taxes	17,910	14,077
Fixed assets depreciation	22,237	20,678
Organizational expenses amortization	4,199	4,355
Other operating expenses (Note 5.i.)	98,668	84,085
Other	56,770	37,753

	602,755	506,166

NET GAIN FROM FINANCIAL TRANSACTIONS	450,056	457,585

G. OTHER INCOME

Income from long-term investments	34,099	54,818
Punitive interests	619	324
Loans recovered and reversals of allowances	414,427	45,170
Other (Note 5.j.)	23,503	144.682

	472,648	244,994

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	25	454
Charge for uncollectibility of other receivables and other allowances	70,891	361,402
Amortization of difference arising from judicial resolutions	248,421	169,927
Depreciation and losses from miscellaneous assets	1,474	7,029
Goodwill amortization	4,972	4,972
Other (Note 5.k.)	372,430	26,805

	698,213	570,589

NET INCOME FOR THE PERIOD	224,491	131,990

The accompanying notes 1 through 18 and exhibits A through L, N and O are an integral part of these statements.

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

(Translation of financial statements originally issued in Spanish – See Note 18)

- Stated in thousands of pesos –

2007						2006
		Non capitalized contributions		Retained earnings
Movements	Capital Stock	Issuance premiums	Adjustments to stockholders’ equity (1)	Legal	Unrealized valuation difference (2)	Unappropriated earnings	Total	Total
1. Balance at beginning of fiscal year	471,361	175,132	312,979	465,317	—,—	529,795	1,954,584	1,801,547

2. Shareholders´ Meeting held on April 26, 2007 and April 27, 2006
- Dividends paid in cash	—,—	—,—	—,—	—,—	—,—	(90,000)	(90,000)	(27,000)
- Statutory reserve	—,—	—,—	—,—	82,064	—,—	(82,064)	—,—	—,—

3. Unrealized valuation difference (note 2.3.b)	—,—	—,—	—,—	—,—	(29,037)	—,—	(29,037)	—,—

4. Net income for the period	—,—	—,—	—,—	—,—	—,—	224,491	224,491	131,990

5. Balance at the end of the period	471,361	175,132	312,979	547,381	(29,037)	582,222	2,060,038	1,906,537

(1)	Adjustments to stockholders´equity refer to Adjustment to Capital Stock.
(2)	Corresponds to the unrealized valuation difference arising from holdings available for sale according to Communication “A” 4702. Includes (13,384) from government securities and (15,653) from BCRA Notes.

The accompanying notes 1 through 18 and exhibits A through L, N and O are an integral part of these statements.

STATEMENT OF CASH FLOWS AND EQUIVALENTS FOR THE NINE MONTH PERIOD

ENDED SEPTEMBER 30, 2007

(Translation of financial statements originally issued in Spanish—See Note 18)

-Stated in thousands of pesos-

09-30-2007
CHANGES IN CASH AND ITS EQUIVALENTS

Cash and its equivalents at the beginning of fiscal year	2,718,299 (1)
Cash and its equivalents at the end of the period	2,656,248 (1)

Net decrease in cash and its equivalents	(62,051)

REASONS FOR CHANGES IN CASH AND ITS EQUIVALENTS

Operating activities

Net collections/ (payments) from:
- Government and private securities	(819,184)
- Loans	124,753

to financial sector	(113,513)
to non-financial public sector	358,408
to non-financial private sector and residents abroad	(120,142)
- Other receivables from financial transactions	(27,772)
- Assets subject to financial leasing	(59,842)
- Deposits	1,279,690

to financial sector	14,445
to non-financial public sector	35,579
to non-financial private sector and residents abroad	1,229,666
- Other liabilities from financial transactions	(21,530)

Financing from financial or interfinancial sector (calls received)	(148,533)
Others (except liabilities included in Financing Activities)	127,003
Collections related to service charge income	494,429
Payments related to service charge expense	(104,126)
Administrative expenses paid	(591,383)
Organizational and development expenses paid	(3,753)
Net collections from punitive interest	594
Differences from court measures paid	(21,971)
Collections of dividends from other companies	552
Other payments related to miscellaneous earnings and losses	(309,941)

Net cash flows used in operating activities	(59,484)

Investment activities

Net payments from fixed assets	(21,713)
Net payments from miscellaneous assets	(7,336)
Other payments from investment activities	(60,382)

Net cash flows used in investment activities	(89,431)

Financing activities

Net collections/ (payments) from:
- Non-subordinated corporate bonds	(248,638)
- Argentine Central Bank	306

Others	306
- Banks and international agencies	269,861
- Financing received from local financial institutions	(84,432)
Dividends paid in cash	(90,000)
Other collections from financing activities	225,119
Net cash flows from financing activities	72,216

Financial results and results from holdings of cash and its equivalents (including interest)	14,648

Net decrease in cash	(62,051)

(1)	See note 17” Statement of clash flow and its equivalents”

The accompanying notes 1 through 18 and exhibits A through L, N and O are an integral part of these statements.

NOTES TO THE FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2007, PRESENTED IN

COMPARATIVE FORM WITH THE BALANCE SHEET AS OF DECEMBER 31, 2006, AND THE

STATEMENTS OF INCOME AND CHANGES IN STOCKHOLDERS’ EQUITY

AS OF SEPTEMBER 30, 2006

(Translation of financial statements originally issued in Spanish—See Note 18)

(Stated in thousands of pesos)

1	CORPORATE SITUATION AND BANK’S ACTIVITIES

1.1	Corporate situation

BBVA Banco Francés S.A. (BF) has its main place of business in Buenos Aires, Argentina, and operates a 232-branch network.

As from December, 1996, BF is part of Banco Bilbao Vizcaya Argentaria S.A. (BBVA) global strategy, which controls the bank, direct and indirectly, with 75.97% of the corporate stock as of September 30, 2007.

Part of BF’s corporate stock is publicly traded and has been registered with the Buenos Aires Stock Exchange, New York Stock Exchange and Madrid Stock Exchange.

1.2	Capital stock

Changes in the Bank’s capital stock during the last 5 fiscal years are as follows:

Date of
Stockholders’ Meeting deciding on the issuance	Registration with the Public Registry of Commerce	Form of placement	Amount	Total
Capital Stock as of December 31, 1999:				209,631
08-07-2002	02-06-2003	(1)	158,497	368,128	(2)
04-22-2004	01-25-2005	(1)	103,233	471,361	(2)

(1)	Through public subscription of shares.
(2)	The amount of Capital Stock is fully paid in and authorized for public offering by National Securities Commission (CNV).

1.3	Responsibility of stockholders

BBVA Banco Francés S.A. is a corporation established under the laws of the Argentine Republic, and the responsibility of its stockholders is limited to the value of the paid—in shares, in accordance with Law No. 19,550. As a result, in compliance with Law No. 25,738, it is hereby informed that neither the foreign capital majority stockholders nor the local or foreign stockholders will respond, in excess of the mentioned paid-in stockholding, for the liabilities arising out of the transactions performed by the financial institution.

2	SIGNIFICANT ACCOUNTING POLICIES

2.1	Restatement of the financial statements in equivalent purchasing power

The financial statements have been taken from the Bank’s books of account in conformity with the standards of the BCRA.

These financial statements recognize the effects of the changes in the purchasing power of the currency through February 28, 2003, following the restatement method established by Argentine Federation of Professional Council in Economic Sciences (FACPCE) Technical Pronouncement No. 6 (modified by Technical Pronouncement No.19), using adjustment rates derived from the Internal Wholesale Price Index published by the National Institute of Statistics and Census (I.N.D.E.C.).

Accordingly to the above mentioned method, the accounting figures were restated due to the purchasing power changes through August 31, 1995. As from that date, based in the prevailing economic stability conditions and accordingly with CNV General Resolution No. 272 and BCRA Communication “A” 2365, the accounting figures were not restated through December 31, 2001. In view of CNV General Resolution No. 415 and BCRA Communication “A” 3702, the method was reinstated effective as from January 1, 2002, considering the previous accounting figures as restated as of December 31, 2001.

By Communication “A” 3921 of the BCRA and General Resolution No. 441/03 of the CNV, in compliance with Decree 664/03 of the Federal Executive, application of the restatement method on financial statements in equivalent purchasing power has been suspended as from March 1, 2003. Accordingly, BBVA Banco Francés S.A. applied the mentioned restatement until February 28, 2003.

2.2	Comparative information

In accordance with BCRA Communication “A” 4265, the Balance Sheet and the Exhibits that so specify include the comparative information as of December 31, 2006, while the Statements of Income and Changes in Stockholders’ Equity show comparative information as of September 30, 2006.

According to BCRA Communication “A” 4667 dated May 14, 2007: i) as from the date of issuance of these financial statements, the Statement of Cash Flows must be replaced with the Statement of Cash Flows and its equivalents, which only at the close of the period corresponding to June 30, 2008 must be mandatorily presented in comparative form; and ii) certain accounts in the Balance Sheet and in the Statement of Income must be broken down in further detail. This requirement has entailed that certain balances corresponding to the financial statements as of December 31, 2006 and September 30, 2006 had to be modified.

2.3	Valuation methods

The main valuation methods used in the preparation of the financial statements have been as follows:

a)	Foreign currency assets and liabilities:

As of September 30, 2007 and the end of the previous fiscal year, such amounts were converted at the benchmark exchange rate of the BCRA as of the closing date of transactions on the last business day of the period or fiscal year. The exchange differences were charged to income (loss) for the period or fiscal year.

b)	Government and private securities:

Government securities:

•	Holdings in investment accounts:

As of December 31, 2006:

•

Discount Bonds: they were recorded at the book value of the instruments delivered for exchange less payments received during 2004 and 2005, without exceeding the nominal cash flow amount until maturity applicable under the terms and conditions of the bonds received.

As of December 31, 2006, the Entity set up allowances (see Allowances for Other Contingencies in Exhibit J) to cover the difference between the amounts recorded as described above and the market value.

These holdings were sold during the current year.

•	Federal Government Bonds in US Dollars LIBOR 2012 – Compensation:

They were valued based on the quotation prevailing at the end of the fiscal year plus outstanding coupons.

On October 13 and 23, 2006, the Bank received the Bonds related to compensation and hedging as well as the amounts reflecting principal and interest outstanding as of the date they were received. The Bank subscribed Boden 2012, the Bond related to “hedging” in cash and with these two occurrences the compensation issue was considered complete in accordance with applicable regulations.

These holdings were sold during the current year.

•

Holdings for trading or financial transactions and instruments issued by the BCRA (except Holdings available for sale): t\hey were valued based on current listed prices for each security as of September 30, 2007 and the end of the previous fiscal year. Differences in listed prices were credited/charged to income for the period or fiscal year.

•

Holdings available for sale (Government Securities and Instruments issued by the Argentine Central Bank): according to Communication “A” 4702 dated August 30, 2007, the Government Securities and Instruments issued by BCRA, included in the list of volatilities published by the BCRA on a monthly basis, may be classified in the category “Available for sale”.

As of September 30, 2007, they were valued in accordance with the quotations prevailing for each security as of the close of the period. Differences (positive or negative), if any, between the ost of addition of these holdings and increased by the accrual of the internal rate of return and the value of the quotation were charged to Unrealized valuation difference in the stockholders’ equity. As of September 30, 2007, the amount recorded was 29,037 (loss).

•

Unlisted government securities: this includes the Guaranteed Bonds issued by the National Government, maturing in 2020 and received in relation to the restructuring of the Provincial Development Trust Fund’s indebtedness. As of September 30, 2007 and the end of the previous fiscal year these bonds were valued at the lower of present or technical value (including adjustment and accrued interest), as established by Communication “A” 3911 as amended of the BCRA, less of the estimated allowance to impairment value.

•

Unlisted instruments issued by the BCRA: in accordance with the regulations issued by the BCRA, this portfolio now reflects holdings that do not show the volatility reported by the BCRA. As of September 30, 2007, the value of the holdings in accordance with the most recent quotation informed rose on the basis of the interest accrued as per the internal rate of return.

Investments in listed private securities:

•

Equity and debt instruments: they were valued based on current listed prices as of September 30, 2007 and the end of the previous fiscal year. Differences in listed prices were charged to income for the period or fiscal year.

c)	Government loans:

Federal Government secured loans – Decree No. 1387/2001:

As of September 30, 2007 and the end of the previous fiscal year, these loans were valued at the lower of present or technical value, as established by Communication “A” 3911 of the BCRA.

The present value as of September 30, 2007 and the end of the previous fiscal year was calculated by discounting the cash flows as per the relevant contracts at an annual rate of 5,60% and 5% respectively, in accordance with the provisions of the abovementioned Communication for September, 2007 and December 2006.

The technical value was calculated in accordance with the swap values established by the Ministry of Economy at November 6, 2001 converted into pesos at rate of $ 1.40 per dollar plus CER plus interest accrued through the end of the period or fiscal year.

The net effect of differences between the value determined for each loan (the lower of present or technical value) and their theoretical value was charged to the balancing account under Loans established by Communication “A” 3911.

In accordance with the abovementioned communication, the theoretical value was calculated based on the book value at February 28, 2003, net of the balancing account derived from the swap set forth by Decree 1387/01 and restated by the CER through the end of the period or fiscal year.

d)	Interest accrual:

Interest has been accrued according to a compound interest formula in the periods in which it was generated, except interest on transactions in foreign currency, those whose maturity does not exceed 92 days, and adjustable assets and liabilities and loans to financial sector which were apportioned on a linear basis.

e)	Benchmark stabilization coefficient (CER):

As of September 30, 2007 and the end of the previous fiscal year, receivables and payables have been adjusted to the CER as follows:

-	Federal government guaranteed loans have been adjusted under Resolution 50/2002 of the Ministry of Economy, which resolved that the CER effective 10 (ten) days prior to the maturity date of the related service will be considered for yield and repayments of the loans.

-	Loans to private sector and receivables from sale of assets (subject to conversion into pesos): they have been adjusted in accordance with Communication “A” 3507 of the BCRA and supplementary regulations, which resolved that the payments through September 30, 2002, were made under the original terms of each transaction and were booked as prepayments, where as from February 3, 2002, the principal was adjusted to the CER prevailing on September 30, 2007 and the end of the previous fiscal year, deducting the prepayments mentioned above as from the payment date, except those subject to the provisions of Decrees 762/02 and 1242/02, which excluded the application of that coefficient from some mortgage, pledge, personal and other lines of credit.

-	Federal Government Secured Bonds due in 2020: have been adjusted under Resolution 539/2002 of the Ministry of Economy, which resolved that the CER effective 5 (five) days prior to the maturity date of the related service will be considered for yield and repayment of the bonds.

-	Deposits and other assets and liabilities: have been adjusted considering the CER prevailing as of September 30, 2007 and the end of the previous fiscal year.

f)	Allowance for loan losses and contingent commitments:

For loans, other receivables from financial transactions, assets subject to financing leasing, receivables from sale of property assets and contingent commitments: the allowances have been calculated based on the Bank’s estimated loan loss risk in light of debtor compliance and the collaterals supporting the respective transactions, as provided by Communication “A” 2950 and supplemented of the BCRA.

g)	Instruments to be received and to be delivered for spot and forward transactions to be settled:

-	In foreign currency: as of September 30, 2007 and the end of the previous fiscal year, they were valued according to the bench-mark exchange rate of the BCRA for each currency determined on the last business day of the end of the period or fiscal year.

-	Holdings in investments:

Holdings for purchase-sale or intermediation transactions (Government and private securities) as well as instruments issued by the BCRA: in accordance with the method described in 2.3.b) above.

Holdings available for sale, instruments issued by the BCRA: in accordance with the method described in point 2.3.b).

h)	Amounts receivable and payable for spot and forward transactions pending settlement:

They were valued based on the prices agreed upon for each transaction, plus related premiums accrued as of September 30, 2007 and the end of the previous fiscal year.

i)	Unlisted Corporate Bonds:

They were valued at acquisition cost plus income accrued but not collected as of September 30, 2007 and the end of the previous fiscal year.

j)	Assets subject to financing leasing:

As of September 30, 2007 and the end of the previous fiscal year, they have been valued at the present value of unaccrued installments calculated as per the conditions agreed upon in the respective contracts, applying the imputed interest rate thereto.

k)	Investments in other companies:

-	Investments in controlled financial institutions, supplementary activities and authorized: they were valued based on the following methods:

•	Francés Valores Sociedad de Bolsa S.A., Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., Consolidar Cía. de Seguros de Retiro S.A., PSA Finance Argentina Compañía Financiera S.A. and Atuel Fideicomisos S.A.: were valued by the equity method at the end of the period or fiscal year.

-	Investments in non controlled financial institutions, supplementary activities and authorized: they were valued according to the following methods:

•	Rombo Cía. Financiera S.A., Visa Argentina S.A., Banelco S.A. and Interbanking S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•	Bladex S.A. (included in Other—Foreign): was valued at acquisition cost in foreign currency plus the nominal value of stock dividends received, converted into pesos based on the method described in 2.3.a).

•	Other: valued at acquisition cost, without exceeding their recoverable value.

-	Other non controlled affiliates: they were valued based on the following methods:

•	Consolidar A.R.T. S.A. and BBVA Consolidar Seguros S.A.: were valued by applying the equity method at the end of the period or fiscal year.

•	Other: were valued at acquisition cost, without exceeding their recoverable value.

l)	Premises and equipment and Other assets:

They have been valued at acquisition cost plus increases from prior-year appraisal revaluations, restated as explained in note 2.1., less related accumulated depreciation calculated in proportion to the months of estimated useful life of items concerned (see Exhibit F).

m)	Intangible assets:

They have been valued at acquisition cost restated as explained in note 2.1, less related accumulated depreciation calculated in proportion to the months of estimated useful life of the items concerned (see useful life assigned in Exhibit G).

This caption includes the differences arising from compliance with court-ordered measures arising from cases challenging the current rules and regulations applicable to deposits with the financial system in the framework of the provisions of Law No. 25,561, Decree No. 214/02 and supplementary provisions. The assets mentioned (calculated on the basis of the nominal difference between the exchange rate freely determined in the market and applied to the value of the deposit recorded in the books at that date) is amortized within the 60 monthly installments starting in April 2003 in accordance with Communication “A” 3916 of the Argentine Central Bank.

As of September 30, 2007 and the end of the previous fiscal year, BF recorded assets amounting to 117,055 and 343,450, respectively to reflect the above items (after deduction of accumulated amortization for 1,064,469 and 816,103 respectively), under the caption Intangible Assets and in the account Organization and development expenses.

The Bank, however, notifies that such amortization is solely calculated to comply with the regulations of the BCRA and that by no means does it imply a waiver to possible compensation or recovery of the exchange difference resulting from compliance with court orders corresponding to petitions for protection of civil rights or other court action derived from the mandatory conversion of bank deposits into pesos.

In its decision in re “Massa, Juan Agustín versus National Executive Branch—Decree 1570/ and others following petitions for protection of civil rights under Law No. 16.986” dated December 27, 2006, the Argentine Supreme Court of Justice confirmed by the majority vote of its members the validity of the emergency legislation enacted during 2001, 2002 and subsequent years; i.e., the Supreme Court accepted the re-denomination into Pesos of deposits as well as the calculation methodology for the reimbursement of the bank deposits subject to the emergency regime imposed by the Argentine Government which unconstitutionality was claimed in the case mentioned. This decision by the Supreme Court of Justice establishes a calculation modality different from the modality decreed by the Executive Branch, establishing in this particular case the following criteria: each depositor is entitled to receive from the banking institution a reimbursement of the amount deposited converted into Pesos a the US$1 = AR$ 1.40 exchange rate, adjusted by CER until the date of effective payment, plus compensatory interest at the annual, non compoundable 4% interest rate accruing as from the establishment of restrictions upon the availability of bank deposits or as from the date of maturity of the deposit if it was subsequent to February 28, 2002 subject to the monetary limit resulting from the decision handed down by the Court of Appeals, in so far as its judgment has not been appealed by the plaintiff. The Supreme Court of Justice has held, both in this judgment and in a more recent judgment, “Kujarchuk versus the Argentine Executive Branch”, that the amounts withdrawn from the bank as a result of decisions handed down by a court or resulting from out-of-court arrangements shall be deemed to be partial payments and that a deduction is to be performed out of the original deposit denominated in foreign currency of the percentage that, when converted into such currency, is represented by such payments converted into US Dollars at the exchange rate quoted in the floating foreign exchange market prevailing on each date. The payments made are to be consolidated and deducted as above described from the amount settled according to the guidelines of the Massa judgment. Come this instance, costs are borne in equal parts by the plaintiff and defendant and as regards previous instances, they are borne as decided by the Court of Appeals. Additionally, the Court has placed a cap on the amount pending reimbursement equivalent to the limit established by the Court of Appeals, i.e., the value in US Dollars of the original deposit.

As of September 30, 2007, and the end of the previous fiscal year, BF has estimated this contingency and it has raised allowances for the total amount.

The Bank’s Board of Directors expects that the Argentine State remedies the significant damage resulting from compliance with court-ordered measures on petitions for protection of civil rights and actions for relief, particularly due to the impact of differences in compensation or recovery as per the rulings in the abovementioned actions and according to the law in relation to pesification of the underlying deposits. In this regard, the Bank has informed of such financial damages to the relevant authorities, with reservation of rights.

n)	Derivative transactions:

Interest rate swaps and Forward transactions

1.	Interest rate swaps are recorded at the value resulting from the application of fixed and floating interest rate differences to residual notional amounts at the end of the period or fiscal year.

2.	Forward transactions payable in Pesos without delivery of the underlying asset are recorded for the amount receivable or payable, as appropriate, arising from the difference between the agreed exchange rate and the exchange rate at period/year-end as applied to stated notional amounts.

o)	Employee termination pay:

The Bank expenses employee termination pay as disbursed.

p)	Other liabilities

They include the debit balances non arising out of transactions relating to the supply and demand of financial resources, plus the adjustments and interest payable accrued as of September 30, 2007 and the end of the previous fiscal year.

q)	Allowance for other contingencies:

It includes the estimated amounts to meet contingencies of probable occurrence that, if occurred, would give rise to a loss for the Bank.

r)	Stockholders’ equity accounts:

They are restated as explained in note 2.1, except for the “Capital Stock” and “Non capitalized contributions´ accounts which have been kept at original value. The adjustment resulting from the restatement is included in the “Adjustment to Stockholders´ Equity – Adjustment to Capital Stock” account.

s)	Statement of Income Accounts:

-	As of September 30, 2007 and 2006, accounts accruing monetary transactions (financial income (expense), service charge income (expense), provision for loan losses, administrative expenses, etc.) were computed on the basis of their monthly accrual at historical rates.

-	Accounts reflecting the effect on income resulting from the sale, write-off, or use of non-monetary assets were computed based on the value of such assets, as mentioned in note 2.1.

-	Income from investments in subsidiaries was computed based on such companies’ income adjusted as explained in note 2.1.

t)	Earning per share:

As of September 30, 2007 and 2006, the Bank calculates the earning per share on the basis of 471,361,306 ordinary shares, of $ 1 par value each. The net income for the periods on those dates is as follows:

	09/30/2007	09/30/2006
Net income for the period	224,491	131,990
Earning per share for the period	0.48	0.28

u)	Use of accounting estimates:

The preparation of the financial statements in accordance with the standards set forth by the BCRA require the Bank’s Board of Directors to use assumptions and estimates that affect certain assets such as allowances for doubtful loan and certain liabilities such as provisions for other contingencies as well as the income/loss generated during the fiscal years being reported. Final income/loss may differ from such estimates.

3	DIFFERENCES BETWEEN BCRA ACCOUNTING STANDARDS AND ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN BUENOS AIRES CITY—ARGENTINA

By Resolution CD No. 93/05 the Professional Council in Economic Sciences of Buenos Aires City (C.P.C.E.C.A.B.A.) adopted, with certain explanations, Technical Pronouncements Nos. 16 to 22 of the F.A.C.P.C.E. incorporating certain changes to the professional accounting valuation and disclosure standards. Furthermore, by General Resolutions No. 485/05 y 487/06, the CNV adopted, with certain amendments, those Technical Pronouncements based on the resolutions of the C.P.C.E.C.A.B.A.

The Bank has prepared these financial statements by applying the regulations of the BCRA, which do not contemplate some of the valuation criteria incorporated to the accounting principles generally accepted in Buenos Aires City.

The main differences between the regulations of the BCRA and the accounting principles generally accepted in Buenos Aires City are detailed below:

I. Valuation criteria

a)	National Government Secured loans

During the year ended on December 31, 2001, as a consequence of the provisions of Decree No. 1387/01, on November 6, 2001, the Bank exchanged national government securities, bonds, treasury bills and/or unsecured loans with the National Government for a face value of US$ 2,227,460 thousands for Secured loans. At September 30, 2007 and the end of the previous fiscal year, those loans are recorded under “Loans – to the Public Sector” amounting to 1,500,329 and 2,117,873, respectively, in accordance with the criterion described in Note 2.3.c).

In accordance with Resolution CD No. 290/01 of the C.P.C.E.C.A.B.A., at September 30, 2007 and the end of the previous fiscal year, these assets should have been valued considering the respective quotation values of the swapped bonds at November 6, 2001, delivered in exchange. However, as of September 30, 2007 and the end of the previous fiscal year, the book value of these assets does not exceed their reasonable realization value.

b)	Effects caused by court measures related to deposits (constitutional protection actions)

As mentioned in Note 2.3.m), as of September 30, 2007 and the end of the previous fiscal year, the Bank records assets amounting to 117,055 and 343,450 (whose original values had been 1,181,524 and 1,159,553) respectively, under “Intangible Assets – Organization and Development Non Deductible Expenses” account corresponding to differences resulting from compliance with the court measures generated by the payment of deposits in the financial system within the framework of Law No. 25,561, Decree No. 214/02 and complementary regulations, as established by Communication “A” 3916 of the BCRA. In accordance with professional accounting standards currently in force in Buenos Aires City, the amounts detailed above should have been covered by an allowance up to the concurrence of the balance that represents the best possible estimate of the amounts to be recovered, an amount that may not be objectively determined as of the date of issuance of these statements.

c)	Tax effects

As already indicated in note 4.1., the Bank has received various communications from the BCRA pursuant to which that BCRA indicates that the capitalization of items arising from the application of the deferred tax method is not allowed. In accordance with professional accounting standards currently in force in Buenos Aires City, a deferred tax asset should be recognized to the extent the reversal of temporary differences generates a future decrease in the tax effectively determined. As a result, the allowances set up by the Bank in this respect, for 6,200 and 337,000 as of September 30, 2007 and the end of the previous fiscal year, respectively, should be recovered.

In addition, the Bank has tax loss carryforwards estimated to be applied against taxable income for the current fiscal year.

d)	Derivative financial instruments

As explained in Notes 2.3.n.1) and 12, as of September 30, 2007 the Entity recorded the effects of interest rate swap agreements as established by the BCRA. Should the Entity have applied the professional accounting standards currently applicable, it would have booked additional liabilities for 4,005.

II. Aspects related to the presentation of information

a)	Holdings available for sale

As disclosed in note 2.3.b), the Entity charged to the account “Unrealized valuation difference” in stockholders’ equity a loss of 29,037, which reflects the difference between the cost of addition of these holdings and increased by the accrual of the internal rate of return and the value as quoted of Government securities and instruments issued by the BCRA, classified as Holdings available for sale. The professional accounting standards in force in the City of Buenos Aires do not endorse this accounting treatment. Therefore, as of September 30, 2007, this amount should have been charged to the income/loss for such period.

b)	Statement of cash flows and its equivalents

According to the possibility conferred by the BCRA through its Communication “A” 4667, the Entity has not filed its Statement of cash flows and its equivalents in a comparative form.

4	TAX MATTERS

4.1.	Income tax

The Bank determined the charge for income tax by applying the effective 35% rate to taxable income estimated for each period or fiscal year considering the effect of temporary differences between accounting and taxable income. The Bank considered as temporary differences those that have a definitive reversal date in subsequent years. As of September 30, 2007 and at the end of the prior fiscal year, the Bank has estimated that there shall be no charge for income tax as the Bank is in a position to absorb the tax loss carryforwards from previous fiscal years.

On June 19, 2003, the Bank received a note from the BCRA indicating that the capitalization of items arising from the application of the deferred tax method is not allowed.

On June 26, 2003, the Bank’s Board of Directors, based on the opinion of its legal counsel, have responded the above mentioned note, indicating that in their opinion the rules of the BCRA do not prohibit the application of the deferred tax method generated by the recognition of temporary differences between the accounting and tax result. Subsequently, Resolution 118/03 of the Superintendent of Financial and Exchange Institutions received on October 7, 2003 confirmed the terms of the note dated June 19, 2003. Consequently, as from that date the Bank has set up an allowance for the net balance between the deferred tax assets and liabilities.

As of September 30, 2007 and at the end of the prior fiscal year, the Bank records under Other Receivables (in the Tax Advance account) a taxable deferred asset amounting 6,200 and 337,000, respectively. Such amounts are made up as follows:

	09-30-2007	12-31-2006
Deferred tax assets	706,300	774,000
Deferred tax liabilities	(700,100)	(437,000)

Net deferred assets	6,200	337,000
Allowance	(6,200)	(337,000)

4.2.	Tax on minimum presumed income

Tax on minimum presumed income (TOMPI) was established by Law No. 25,063 in the year ended December 31, 1998, for a ten-year term. This tax is supplementary to income tax: while the latter is levied on the taxable income for the year, TOMPI is a minimum levy determined by applying the current 1% rate on the potential income of certain productive assets. Therefore, the Bank’s tax obligation for each year will coincide with the highest of these taxes. The above Law provides that institutions governed by Financial Institutions Law must consider as a tax base 20% of their taxable assets, after deducting non-computable ones. However, if TOMPI exceeds income tax in a given year, the excess thereof may be computed as a payment on account of any income tax in excess of TOMPI that may occur in any of the following ten years.

In every year that net operating losses are offset, the tax benefit (the benefit of the effective rate on the net operating loss used) will be realized to the extent that income tax (net of the offsetting) equals or exceeds tax on minimum presumed income, but will reduced by any excess of the latter over former.

On February 11, 2005, the Argentine Central Bank issued Communication “A” 4295 whereby it enabled, under certain rules, the accounting record of credits on Tax on Minimum Presumed Income.

Consequently, as of September 30, 2007 the Bank recorded the above asset in an amount of 178,243 (150,487 in the line Tax on minimum presumed income – Tax Credit and 27,756 in the line Others – Tax Advance, under Other Receivables). As of December 31, 2006, the Bank recorded the above asset in an amount of 152,746 (118,746 in the line Tax on minimum presumed income – Tax credit and 34,000 in the line Others – Tax Advance under Other Receivables).

4.3.	Other tax issues

The Argentine Public Revenue Administration (AFIP) inspected open tax periods and the Bank received ex officio assessments, which were appealed before the Argentine Administrative Tax Court. Such Court, to the issuance date of these financial statements, issued and opinion on the ex officio assessment made in 1992 and 1993, partially admitting the claim of tax authorities. On June 18, 2002 the Bank decided to appeal the ruling of 1992 with the Court of Appeals, where it is being treated at present.

Furthermore, on July 18, 2003 a remedy for the review and appeal against the 1993 judgment was filed, and is currently pending. On March 8, 2006 the Court of Appeals ratified the ruling, which caused the Bank to file an ordinary appeal with the National Supreme Court, which was conceded on February 1, 2007.

The Argentine Administrative Tax Court has issued an opinion in respect of the appeals filed against the ex officio assessments concerning the tax on minimum presumed income for year 1999 and the income tax for years 1994, 1995 and 1998, fully upholding the claims filed and reversing the appealed resolutions. However, on April 8, 2005 the Argentine Administrative Tax Court conceded to the AFIP the appeal to Argentine Public Revenue Administration. On October 3, 2006, the Argentine Administrative Tax Court confirmed the decision, and accordingly the AFIP filed a new appeal against this ruling with the Argentine Supreme Court, which conceded this appeal on March 8, 2007.

The Management and tax and legal counsel estimate that the Bank made a reasonable interpretation of effective regulations regarding the observed periods.

5	BREAKDOWN OF MAIN ITEMS AND ACCOUNTS

The breakdown of the items included under Other accounts which exceed 20% of the total amount of each item is as follows:

a)	LOANS

	09-30-2007	12-31-2006
Loans granted to pre-finance and finance exports	1,420,027	1,109,307
Fixed-rate financial loans	840,523	926,097
Other	149,723	234,980

Total	2,410,273	2,270,384

b)	INVESTMENTS IN OTHER COMPANIES

In other non-controlled companies-unlisted	29,080	27,586
In controlled companies-supplementary activities	355,004	327,431
In non-controlled companies-supplementary activities	9,382	9,349
Other- unlisted	3,172	3,090

Total	396,638	367,456

c)	OTHER RECEIVABLES

	09-30-2007	12-31-2006
Prepayments	32,486	21,107
Guarantee deposits	31,897	26,735
Miscellaneous receivables	43,240	48,629
Tax prepayments (1)	35,148	372,364
Other	5,319	5,450

Total	148,090	474,285

(1)	As of September 30, 2007 and at the end of the prior fiscal year, it includes the deferred tax asset for 6,200 and 337,000 respectively (see note 4.1).

d)	OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS

Correspondents – our account	4,216	23,746
Collections and other operations for the account of third parties	21,494	29,815
Other withholdings and collections at source	75,568	57,460
Accounts payable for consumption	107,449	108,636
Money orders payable	206,575	203,635
Loans received from Argentine Technological Fund (FONTAR)	17,343	—,—
Loans received from Interamerican Development Bank (BID)	22,957	—,—
Other	63,347	47,127

Total	518,949	470,419

e)	OTHER LIABILITIES

Accrued salaries and payroll taxes	111,315	126,379
Accrued taxes	36,644	32,503
Miscellaneous payables	60,837	44,337
Other	5,795	604

Total	214,591	203,823

f)	MEMORANDUM ACCOUNTS – DEBIT – CONTROL

Items in safekeeping	28,234,896	28,328,461
Collections items	553,503	512,838
Checks drawn on the Bank pending clearing	198,483	157,409
Checks not yet credited	714,375	521,952
Other	42,523	27,260

Total	29,743,780	29,547,920

g)	SERVICE CHARGE INCOME

	09-30-2007	09-30-2006
Rental of safe-deposit boxes	12,859	10,423
Commissions for capital market transactions	5,143	6,251
Commissions for salary payment	5,471	3,566
Commissions for trust management	2,096	2,239
Commissions for hiring of insurances	40,135	27,617
Commissions for transportations of values	5,766	7,918
Commissions for loans and guarantees	20,553	11,582
Other	31,318	25,845

Total	123,341	95,441

h)	SERVICE CHARGE EXPENSE

Turn-over tax	18,900	15,450
Other	7,528	3,988

Total	26,428	19,438

i)	ADMINISTRATIVE EXPENSES—OTHER OPERATING EXPENSES

Rent	33,996	30,641
Electric power and communications	15,865	13,059
Maintenance, conservation and repair expenses	24,257	19,432
Security services	15,396	13,808
Other	8,614	7,145

Total	98,668	84,085

j)	OTHER INCOME

Deferred income tax (1)	6,200	135,000
Rent	1,594	695
Related parties expenses recovery	4,256	2,087
Other	11,453	6,900

Total	23,503	144,682

(1)	Offset with a charge for the same amount in “Charge for uncollectibility of other receivables and other allowances” account, under Other expense item.

k)	OTHER EXPENSE

	09-30-2007	09-30-2006
Deferred income tax	337,000	—,—
Tax on bank transfers	23,614	17,705
Other	11,816	9,100

Total	372,430	26,805

6	RESTRICTIONS ON ASSETS

As of September 30, 2007, there are Bank assets, which are restricted as follows:

a)	The Government and Private Securities account includes 46,410 in Guaranteed Bonds maturing in 2018, allocated to the guarantee required to act as custodian of investment securities related to pension funds.

b)	The Bank appropriated loan funds of its active portfolio in an amount of 1,260 to secure debts with the Argentine Central Bank.

c)	The Bank appropriated BCRA Notes (Badlar), due 01/21/2009 in an amount of 125,522 to secure loans arranged under the Credit Global Program given by the Banco Interamericano de Desarrollo (B.I.D.).

7	TRANSACTIONS WITH SUBSIDIARIES AND PARENT COMPANIES (ART. 33 OF LAW No. 19,550)

The balances as of September 30, 2007 and at the end of the prior fiscal year, for transactions performed with subsidiaries and parents companies are as follows:

	Balance Sheet				Memorandum Accounts (1)
	Assets		Liabilities
Company	2007	2006	2007	2006	2007	2006
BBVA S.A.	17,165	2,351	518	—,—	32,702	1,276
Francés Valores Sociedad de Bolsa S.A.	1,658	1,203	1,067	2,914	3,948	5,276
Consolidar A.R.T. S.A.	377	33	45,550	20,231	426,891	344,167
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	139	41	12,357	10,141	75,687	67,067
Consolidar Cía. de Seguros de Retiro S.A.	122	77	37,072	119,865	409,814	365,505
Consolidar Cía. de Seguros de Vida S.A.	14	11	9,946	10,897	254,405	252,896
Atuel Fideicomisos S.A.	—,—	—,—	4,458	3,630	40	654
BBVA Consolidar Seguros S.A.	3	4	9,639	3,801	55,773	58,031
PSA Finance Argentina Cía Financiera S.A.	134,011	75,657	1,485	310	—,—	—,—
Rombo Cía. Financiera S.A.	170,646	130,643	409	1,014	83,631	30,000
Francés Administradora de Inversiones S.A.	99	158	1,393	1	17,949	13,235
Consolidar Comercializadora S.A.	—,—	—,—	2,038	6,182	—,—	3,044
Inversora Otar S.A.	—,—	3,093	405	372	408,738	439,602

(1)	Includes Items in safekeeping, Credit lines granted (unused portion) covered by debtor classification regulations and Guaranties given covered by debtor classification regulations.

8	BANK DEPOSITS GUARANTEE INSURANCE SYSTEM

The Bank is included in the Deposit Guarantee System established by Law 24,485, Regulatory Decrees No. 540/95, No. 1,292/96 and 1,127/98 and Communication “A” 2337 and BCRA’s complementary regulations.

Such law provided for the creation of the Company Seguros de Depósitos Sociedad Anónima (SEDESA) for purposes of managing the Deposit Guarantee Fund (DGF), whose shareholders, in accordance with the changes introduced by Decree No. 1,292/96, shall be the BCRA with one share as a minimum and the trustees of the trust created by the financial institutions in the proportion to be determined for each by the BCRA according to their contributions to the DGF.

That Company was incorporated in August 1995 and the Bank has a 13.3117% interest in its capital stock.

The Deposit Guarantee System, which is limited, compulsory and onerous, has been created for purposes of covering the bank deposit risks subsidiarily and complementarily to the deposit protection and privilege system established by the Financial Institutions Law.

The guarantee shall cover the repayment of principal disbursed plus interest accrued through the date of revoking of the authorization to operate or through the date of suspension of the institution through application of section 49 of the BCRA’s Charter provided that the latter had been adopted earlier than the former without exceeding the amount of pesos thirty thousand. Regarding operations in the name of two or more people, the guarantee shall be prorated between the holders. In no event shall the total guarantee per person exceed the abovementioned amount, whatever the number of accounts and/or deposits.

9	TRUST ACTIVITIES

9.1.	Financial Trusts

On January 5, 2001, the BCRA’s Board of Directors issued Resolution No. 19/01, providing for the exclusion of Mercobank S.A.’s (a bank organized under Argentine legislation) senior liabilities under the terms of Section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to BF as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as settle and BF as trustee in relation to the exclusion of assets as provided in the resolution abovementioned. BF entrusted Atuel Fideicomisos S.A. the management of collections and the realization of the corpus assets. As of September 30, 2007 and at the end of the previous fiscal year, total estimated corpus assets of Diagonal Trust amount to 4,100 and 17,497, respectively, considering its recoverable values and those of Inmobal Nutrer Trust amount to 25 at the end of the previous fiscal year. Said amounts are recorded in memorandum debit accounts “For trustee activities – Funds received in trust”.

9.2.	Non Financial Trusts

BF acts as trustee in 45 non financial trusts, and in no case being personally liable for the liabilities assumed in the performance of the contract obligations; such liabilities will be satisfied with and up to the full amount of the corpus assets and the proceeds therefrom. The non financial trusts concerned were set up to secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) the requirements to show the noncompliance with the obligations by the debtor (settler) vis-à-vis the beneficiaries are met, moment at which such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) being delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the corpus assets will be returned to the settler or to whom it may indicate. The trust assets represent about 547,826 and 1,220,000 as of September 30, 2007 and at the end of the previous fiscal year, respectively, consist of cash, creditors’ rights, real estate and shares.

10	CORPORATE BONDS

On July 15, 2003, an Extraordinary Stockholders’ Meeting approved the setting up of a Program for the issuance and re-issuance of ordinary non-convertible Negotiable Obligations with ordinary guarantee, or such guarantees as may be decided by the Board of Directors, and unsecured Subordinated Negotiable Obligations, convertible or not into shares. During the life of the Program, which will be 5 (five) years, it shall be possible to issue and re-issue any number of series and/or classes of Negotiable Obligations as long as at all times the maximum amount in circulation after adding together all series and/or classes outstanding under the Program pending redemption does not exceed at any time US$ 300,000,000.

On March 15, 2007, the Bank paid the redemption price of Negotiable Obligations Class 15 maturing in 2008, which were issued for an aggregate principal amount of US$ 121,504,050.

On April 26, 2007, the Ordinary Stockholders’ Meeting delegated to the Board of Directors the authority to make certain amendments to the existing Negotiable Obligations Global Program such as: i) updating the Program so that it is governed by international terms and conditions, ii) existence of an international trustee in respect of one or more series representing the interests of investors, iii) drafting and execution of documentation in the English language and under foreign laws, including global and final securities, and payment agency, registrar, trust and underwriting agreements, as may be necessary, as well as the preparation of information documents for purposes of placement in international markets, including offering circulars and financial statements prepared in a foreign language.

As provided in the Negotiable Obligations Law and BCRA regulations, the proceeds would be applied to: (i) extension of mortgage loans for the purchase and renovation of housing and personal loans in Argentina; (ii) extension of corporate loans in Argentina for purposes of payment of working capital, investment in physical assets located in Argentina or refinancing of liabilities; and (iii) capital contributions in the Bank’s subsidiaries or related companies.

11	FUNDING OF THE FINANCIAL AND INSURANCE INSTITUTIONS ASSISTANCE TRUST FUND (FFAEFS)

On December 29, 2004, the Bank cancelled the last installment of this corporate bonds, after its conversion into Argentine pesos at the exchange rate of 1 Argentine peso to each US dollar and its adjustment by CER.

On January 10, 2003, the Federal Executive published Decree Nº 53/2003 which amended section 1 subsection j) of Decree Nº 410/02, excluding from the conversion into pesos provided for by section 1 of Decree Nº 214/02 the “obligation of Public and Private Sector Companies to pay any amount of money in foreign currency owed to the NATIONAL GOVERNMENT as a result of subsidiary or other loans and guarantees originally financed by Multilateral Credit Institutions or arising from liabilities owed by the National Treasury and refinanced with external creditors”.

The decision taken by the Managing Committee of the Trust Fund for Reconstruction of Companies at the meeting held on May 28, 2003 stating that only 50% of the aforementioned financing was to be converted into pesos while the difference was to be maintained in its original currency was notified by note dated June 9, 2003.

The Bank has filed a subsidiary appeal for reversal before a higher administrative authority applying for a change in the aforementioned criterion and has reiterated its position on occasion of each interest and principal payment. Upon the appeal for reversal being dismissed, the claims were filed with the hierarchical superior officer on March 16, 2004. On May 17, 2004 the grounds for the appeal before the higher administrative authority were enlarged.

On February 7, 2005, the Bank was notified of Resolution Nº 25 dated January 17, 2005 executed by the Argentine Minister of Economy and Production, which dismisses the Hierarchical Remedy filed.

On May 16, 2005, an administrative action under section 100 (D.R:1759/72, 1991 revision) was filed against Resolution No. 25 issued by the Ministry of Economy and Production, which dismissed the Hierarchical Appeal filed by the Bank. In May 2005 was recorded a liability in the account Financing received from Argentine financial institutions under the caption Other Liabilities from Financial Transactions. As of December 31, 2006, amounting to US Dollars thousand 25,604, this being the estimated liability by the Bank in the filing mentioned above. This effect was compensated under the terms of the compensation mechanism for financial institutions during October 2006, with Boden 2012 having been subscribed for a nominal value of US Dollars 50,288.

In November 2006, the Bank submitted to the Trust Fund for Reconstruction of Companies a proposal consisting in a settlement and total payment for the purpose of fully and totally repaying the amounts owed by the Bank to the Trust Fund.

On April 13, 2007, the Trust Fund accepted the proposal of settlement for the amount of thousand Pesos 88,462, and accordingly the Bank transferred the funds for the purpose of fully and totally repaying the debt as of April 20, 2007.

12	DERIVATIVE FINANCIAL INSTRUMENTS

I.	Transactions as of September 30, 2007:

a)	Interest rate swaps for 280,000 (Fixed Rate versus Badlar), 100,000 (Fixed Rate versus Baibar) maturing within a period not exceeding 3 years, for which the Bank pays a variable amount in accordance with changes in the Badlar or Baibar, Encuesta rate, and receives a fixed amount based on stated notional amounts and interest rate swaps for 60,000 (Badlar versus Fixed Rate) maturing within a period not exceeding 3 years, for which the Bank pays a fixed amount and receives a variable amount based on the changes in the Badlar rate.

In addition, the Entity agreed on a variable interest rate swap for 50,000 (CER versus Badlar) with final maturity in a period not exceeding 2 years, for which the Bank pays a variable amount in accordance with changes in the Badlar rate and receives a variable amount based on changes in the CER plus a 50-basis point spread calculated on the stated notional amounts.

For purposes of estimating the market value, the variable future amounts (both Badlar and CER) not yet overdue are discounted. Swaps have been valued as the difference between the current value of future receivable amounts and the current value of future payable amounts.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.) generating loss as of the end of the period for 434.

The estimated market value of said instruments amounts to 4,581 (Liabilities). For market value estimation purposes, the variable and fixed as yet not matured future flows are discounted, with the swap value being the difference between the current value of the future flows receivable and the current value of the future flows payable.

As of the end of the period, the above transactions were recorded under “Memorandum debit accounts – From derivatives – Interest rate swaps” for 440,000 and “Memorandum accounts - Debit accounts – From derivatives– Others” for 50,000.

b)	Non-deliverable forward purchase and sale transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 470,876 and 562,347, which are recorded under “Memorandum Accounts - Debit accounts - Derivatives - Notional amount of non-deliverable forward transactions”, and “Memorandum accounts - Credit accounts - Derivatives - Notional amount of non-deliverable forward transactions”, respectively.

These transactions have been valued in accordance with the mechanism described in note 2.3.n.1.), generating income as of the end of the period for 3,588.

II.	Transactions as of December 31, 2006:

a)	Interest rate swaps for 30,000 (Fixed Rate versus Badlar), maturing within a period not exceeding 3 years, for which the Bank pays a variable amount in accordance with changes in the Badlar rate, Encuesta rate, and receives a fixed amount based on stated notional amounts.

These transactions have been valued as described in note 2.3.n.), resulting in a gain of 6 at year-end.

At the end of the previous fiscal year, these transactions were recorded for 30,000 under “Memorandum Accounts - Debit accounts - Derivatives - Interest rate swaps”.

b)	Non-deliverable forward transactions in foreign currency payable in Pesos, maturing within a period not exceeding 1 year, for 387,777 and 283,243, which are recorded under “Memorandum Accounts - Debit accounts - Derivatives - Notional amount of non-deliverable forward transactions”, and “Memorandum accounts - Credit accounts - Derivatives - Notional amount of non-deliverable forward transactions”, respectively.

These transactions have been valued as described in note 2.3.n.2.), generating income as of the end of the period for 2,488.

13	COMPLIANCE WITH CNV REQUIREMENTS

13.1	Compliance with the requirements to act as agent in the over-the-counter market

As of September 30, 2007, the Bank’s Stockholders’ Equity exceeds the minimum requested to act as agent in the over-the-counter market, according to Resolution No. 368/01 and 489/06 of the CNV.

13.2	Investment Funds custodian

As of September 30, 2007 and at the end of the previous fiscal year, in its capacity of Investment Funds custodian of “FBA Acciones Globales”, “FBA Total”, “FBA Renta”, “FBA Renta Pesos”, “FBA Renta Dólares”, “FBA Bonos”, “FBA Calificado”, “FBA Ahorro Dólares”, “FBA Renta Fija”, “FBA Ahorro Pesos”, “FBA Renta Corto Plazo”, “FBA Europa”, “FBA Horizonte”, “FBA Internacional”, “FBA EEUU”, “FBA Renta Premium”, “FBA Acciones Latinoamericanas”, “FBA Bonos Argentina” and “FBA Brasil” and “FBA México”, administrated by Francés Administradora de Inversiones S.A. Fund Manager, the Bank holds certificates of deposits, shares, corporate bonds, government securities, indexes, options, tax - credit certificates, securities issued by the Argentine Central Bank and investments financial trust certificates in safekeeping in the amount of 776,206 and 1,027,748 respectively, all of which making up the Fund’s portfolio and booked in memorandum accounts “Debit-Control - Other”.

The Investment Funds´ equities are as follows:

EQUITIES

INVESTMENT FUNDS	09.30.2007	12.31.2006
FBA Acciones Globales	88,495	61,275
FBA Total	11,057	12,403
FBA Renta	13,317	14,327
FBA Renta Pesos	312,260	262,251
FBA Renta Dólares	4,282	4,300
FBA Bonos	11,200	11,249
FBA Calificado	275,525	442,297
FBA Internacional	522	473
FBA Ahorro Dólares	12,210	12,615
FBA Renta Fija	17,141	19,713
FBA Ahorro Pesos	125,565	219,506
FBA Renta Premium	6,951	7,584
FBA Europa	5,591	2,257
FBA Horizonte	45,394	74,846
FBA EEUU	2,297	1,095
FBA Renta Corto Plazo	480	523
FBA Acciones Latinoamericanas	39,059	8,868
FBA Bonos Argentina	10,847	16,578
FBA Brasil	2,533	—
FBA México	997	—

Total	985,723	1,172,160

14	RESTRICTION ON EARNINGS DISTRIBUTIONS

In accordance with Communication “A” 4589 of the Argentine Central Bank, issued on October 29, 2006, in order to calculate the balances of earnings available for distribution the Bank has to deduct, on an off-balance sheet basis, point 2.1 of said Communication, from the balance under Unappropriated earnings. In addition, the authorization of the Superintendent of Financial and Exchange Institutions shall be required in order to verify that the procedure established in Communication “A” 4589 for earnings distribution has been properly applied. On April 26, 2007, the Argentine Central Bank authorized 90,000 to cash dividends distribution.

The Ordinary and Extraordinary Shareholders’ Meeting held on April 26, 2007 approved the allocation of earnings as follows:

•	To Statutory Reserve: 82,064.

•	To cash dividends: 90,000.

15	PUBLICATION OF THE FINANCIAL STATEMENTS

As provided by Communication “A” 760, the previous intervention of the BCRA is not required for the publication of these financial statements.

16	ACCOUNTS REFLECTING COMPLIANCE WITH MINIMUM CASH

The following are the items computed for Compliance with Minimum Cash Requirements according to the regulations of the Argentine Central Bank, with their corresponding balances:

COMPUTABLE COMPLIANCE PESOS
Cash	241,831	(*)
Special Guarantee Accounts	108,697
BCRA Checking Account	1,000,000
Cash in valuables’ transportation	145,460	(*)
Special social security accounts	168
Franchises	174,184

TOTAL	1,670,340

COMPUTABLE COMPLIANCE IN US DOLLARS (Stated in Pesos)
Cash	88,719	(*)
BCRA Checking Account	662,053
Cash in transit	2,800	(*)
Cash in valuables’ transportation	55,900	(*)

TOTAL	809,472

COMPUTABLE COMPLIANCE IN EUROS (Stated in Pesos)
Cash	32,919	(*)
BCRA Checking Account	13,502
Cash in transit	40	(*)
Cash in valuables’ transportation	17,822	(*)

TOTAL	64,283

(*)	Only 67% of these balances are admitted as Compliance.

17	STATEMENT OF CASH FLOWS AND ITS EQUIVALENTS

The Statement of Cash Flows and its equivalents as of September 30, 2007 explains the changes in cash and its equivalents. For such purpose, a detail is supplied of the items that the Entity considers to be cash and its equivalents:

	09/30/2007	12/31/2006
a) Cash and due from banks:	2,469,547	2,534,058

b) Government securities held for trading or financial transactions:	39,166	102,726

c) Loans to financial sector, calls granted maturity date less than three months as from the end of the period/fiscal year:	147,535	81,515

CASH AND ITS EQUIVALENTS	2,656,248	2,718,299

Points b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months.

18	ACCOUNTING PRINCIPLES – EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are presented on the basis of the accounting standards of the BCRA and, except for the effect of the matter mentioned in Note 3 to the stand – alone financial statements and note 2 to the consolidated financial statements, in accordance with accounting principles generally accepted in Buenos Aires City - Argentina. Certain accounting practices applied by the Bank that conform with the standards of the BCRA and with accounting principles generally accepted in Buenos Aires City may not conform with the generally accepted accounting principles in other countries.

The effects of the differences, if any, between generally accepted accounting principles in Buenos Aires City – Argentina and the generally accepted accounting principles in the countries in which the financial statements are to be used have not been quantified. Accordingly, they are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles in the countries of the users of the financial statements, other than Argentina.

EXHIBIT A

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 18)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market Value	Book balance as of 09-30-2007	Book balance as of 12-31-2006	Position Without Options	Final Position
GOVERNMENT SECURITIES
Holdings in investment accounts
In pesos

Subtotal in pesos			—,—	200,354	—,—	—,—

In foreign currency

Subtotal in foreign currency			—,—	108,622	—,—	—,—

Subtotal in Holdings in investment accounts			—,—	308,976	—,—	—,—

Holdings for trading or financial transactions
Local
In pesos
Secured Bonds due 2018	2405	14,557	14,557		14,557	14,557
Bocon PRO 12	2449	2,676	2,676		2,676	2,676
Boden 2008	2488	3,801	3,801		3,801	3,801
Bocon PRE8	2427	7,465	7,465		7,463	7,463
Other		1,765	1,765		1,101	1,101

Subtotal in pesos			30,264	99,408	29,598	29,598

In foreign currency
Bond Argentina (BONAR VII)	5435	2,224	2,224		2,224	2,224
Discount Bonds in dollars	40291	2,711	2,711		2,711	2,711
BONAR X	5436	2,461	2,461		2,461	2,461
Other		1,506	1,506		1,826	1,826

Subtotal in foreign currency			8,902	3,318	9,222	9,222

Subtotal in Holdings for trading or financial Transactions			39,166	102,726	38,820	38,820

Holdings available for sale
Local
In pesos
Secured Bonds due 2018	2405	80,368	80,368		80,368	80,368
Bocon PRO 12	2449	184,832	184,832		184,832	184,832

Subtotal in pesos			265,200	—,—	265,200	265,200

Subtotal in Holdings available for sale			265,200	—,—	265,200	265,200

Unlisted government securities
Local
In pesos
Secured Bonds due 2020	2423		876,865		876,865	876,865

Subtotal in pesos			876,865	843,792	876,865	876,865

Subtotal Unlisted government securities			876,865	843,792	876,865	876,865

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 18)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market Value	Book balance as of 09-30-2007	Book balance as of 12-31-2006	Position Without Options	Final Position
Instruments issued by the BCRA

BCRA Bills
Listed – Own portfolio
Argentine Central Bank Bills due 09-03-08	45859	12,428	12,428		12,428	12,428
Argentine Central Bank Bills due 11-12-08	45877	13,683	13,683		13,683	13,683
Argentine Central Bank Bills due 05-21-08	45876	27,779	27,779		27,779	27,779
Other		4,338	4,338		4,338	4,338

Subtotal own portfolio			58,228	56,285	58,228	58,228

Repurchase transactions
Argentine Central Bank Bills due 10-15-08	45829	278.462	278,462		—,—	—,—
Argentine Central Bank Bills due 01-16-08	45776	53,522	53,522		—,—	—,—
Argentine Central Bank Bills due 04-22-09	45870	119,097	119,097		—,—	—,—
Other		37,004	37,004		—,—	—,—

Subtotal repurchase transactions			488,085	—,—	—,—	—,—

BCRA Notes
Listed – Own portfolio
Argentine Central Bank Bills due 05-07-08	45798	8,978	8,978		8,978	8,978
Argentine Central Bank Bills (Badlar) due 12-17-08	45844	70,397	70,397		70,397	70,397
Argentine Central Bank Bills due 10-15-08	45831	23,091	23,091		23,091	23,091
Argentine Central Bank Bills – (Badlar) due 11-26-08	45834	26,828	26,828		26,828	26,828
Argentine Central Bank Bills (Badlar) due 04-16-08	45796	18,119	18,119		26,299	26,299
Argentine Central Bank Bills – (Badlar) due 09-10-08	45824	18,402	18,402		13,412	13,412
Argentine Central Bank Bills (Badlar+2,5%) due 02-10-10	45853	31,680	31,680		31,680	31,680
Argentine Central Bank Bills (Badlar+2,5%) due 03-26-08	45790	18,844	18,844		15,856	15,856
Argentine Central Bank Bills (Badlar)due 08-06-08	45819	15.656	15,656		15,656	15,656
Argentine Central Bank Bills – (Badlar) due 01-06-10	45845	40,043	40,043		40,043	40,043
Argentine Central Bank Bills Indexation by CER 3% due 01-23-08	45712	37,944	37,944		37,944	37,944
Argentine Central Bank Bills (Badlar)due 11-05-08	45833	18,864	18,864		18,864	18,864
Argentine Central Bank Bills due 04-21-08	45873	9,950	9,950		9,950	9,950
Other		26,370	26,370		26,370	26,370

Subtotal own portfolio			365,166	1,646,532	365,368	365,368

Unlisted – Own portfolio
Argentine Central Bank Bills (Badlar+2,5%) due 03-11-09	45861		196,407		196,407	196,407
Argentine Central Bank Bills – (Badlar) due 01-21-09	45850		391,589		391,589	391,589

Subtotal own portfolio			587,996	—,—	587,996	587,996

Available for sale
Argentine Central Bank Bills due 05-07-08	45798	365,400	365,400		365,400	365,400
Argentine Central Bank Bills due 10-15-08	45831	304,681	304,681		304,681	304,681
Argentine Central Bank Bills (Badlar) due 12-17-08	45844	273,876	273,876		273,876	273,876
Argentine Central Bank Bills (Badlar) due 07-16-08	45813	101,040	101,040		169,403	169,403
Argentine Central Bank Bills (Badlar+2,5%) due 02-10-10	45853	78,210	78,210		78,210	78,210
Argentine Central Bank Bills (Badlar) due 03-25-10	45862	34,214	34,214		34,214	34,214
Argentine Central Bank Bills due 03-05-08	45784	24,144	24,144		24,144	24,144
Other		12,278	12,278		12,278	12,278

Subtotal available for sale			1,193,843	—,—	1,262,206	1,262,206

Subtotal instruments issued by the BCRA			2,693,318	1,702,817	2,273,798	2,273,798

TOTAL GOVERNMENT SECURITIES			3,874,549	2,958,311	3,454,683	3,454,683

EXHIBIT A

(Contd.)

DETAIL OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish - See Note 18)

- Stated in thousands of pesos -

		Holding
Description	ID Caja de Valores	Market value	Book Balance as of 09-30-2007	Book Balance as of 12-31-2006	Position without options	Final Position
INVESTMENTS IN LISTED PRIVATE SECURITIES

Other debt instruments

In foreign currency
Pecom Corporate Bonds	40582	13	13		13	13
Cablevisión Corporate Bonds	40086	11	11		11	11
Banco Río Corporate Bonds	40618	2	2		2	2
Telefonica de Argentina Corporate Bonds	40146	100	100		100	100
Petrobrás Energía Corporate Bonds	40668	60	60		60	60

Subtotal in foreign currency			186	30	186	186

Subtotal Other debt instruments			186	30	186	186

Other Equity instruments

In pesos
Compañía Financiera Argentina Trust Fund	34470	18,779	18,779		18,779	18,779
Garbarino Trust Fund	34513	11,460	11,460		11,460	11,460
Secubono Trust Fund	34519	15,396	15,396		15,396	15,396

Subtotal in pesos			45,635	—,—	45,635	45,635

From abroad
In foreign currency
Other		1	1		38	38

Subtotal in foreign currency			1	—,—	38	38

Subtotal Equity instruments			45,636	—,—	45,673	45,673

TOTAL INVESTMENTS IN LISTED PRIVATE SECURITIES			45,822	30	45,859	45,859

TOTAL GOVERNMENT AND PRIVATE SECURITIES			3,920,371	2,958,341	3,500,542	3,500,542

EXHIBIT B

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish-See Note 18)

-Stated in thousands of pesos-

	09-30-2007	12-31-2006
COMMERCIAL PORTFOLIO

Normal performance	7,584,034	7,287,366

Preferred collaterals and counter guaranty “A”	101,420	62,808
Preferred collaterals and counter guaranty “B”	94,132	44,102
Without senior security or counter guaranty	7,388,482	7,180,456

In potential risk	10,724	28,448

Preferred collaterals and counter guaranty “B”	921	1,863
Without senior security or counter guaranty	9,803	26,585

Nonperforming	8,757	5,297

Without senior security or counter guaranty	8,757	5,297

With high risk of uncollectibility	35,236	24,001

Without senior security or counter guaranty	35,236	24,001

Uncollectible	2,167	29,883

Without senior security or counter guaranty	2,167	29,883

Total	7,640,918	7,374,995

EXHIBIT B

(Contd.)

CLASSIFICATION OF FINANCING FACILITIES BY CATEGORIES

AND GUARANTIES RECEIVED AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish-See Note 18)

-Stated in thousands of pesos-

	09-30-2007	12-31-2006
CONSUMER AND HOUSING PORTFOLIO
Normal performance	2,768,251	2,010,833

Preferred collaterals and counter guaranty “A”	8,106	10,005
Preferred collaterals and counter guaranty “B”	462,999	378,264
Without senior security or counter guaranty	2,297,146	1,622,564

Inadequate performance	22,248	19,528

Preferred collaterals and counter guaranty “B”	5,073	6,597
Without senior security or counter guaranty	17,175	12,931

Deficient performance	10,498	7,827

Preferred collaterals and counter guaranty “B”	177	267
Without senior security or counter guaranty	10,321	7,560

Unlikely to be collected	1,347	6,408

Preferred collaterals and counter guaranty “B”	—,—	478
Without senior security or counter guaranty	1,347	5,930

Uncollectible	15,895	6,537

Preferred collaterals and counter guaranty “B”	1,789	2,431
Without senior security or counter guaranty	14,106	4,106

Uncollectible, classified as such under regulatory requirements	914	702

Preferred collaterals and counter guaranty “B”	18	38
Without senior security or counter guaranty	896	664

Total	2,819,153	2,051,835

General Total (1)	10,460,071	9,426,830

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guarantees given covered by debtor classification regulations and Other covered by debtor classification regulations.

EXHIBIT C

FINANCING FACILITIES CONCENTRATION

AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish—See Note 18)

- Stated in thousands of pesos -

Number of clients	09-30-2007		12-31-2006
	Outstanding Balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	2,927,127	27.98%	3,554,901	37.71%
50 next largest clients	2,297,711	21.97%	2,171,205	23.03%
100 following clients	968,177	9.26%	776,114	8.23%
Remaining clients	4,267,056	40.79%	2,924,610	31.03%

Total (1)	10,460,071	100.00%	9,426,830	100.00%

(1)	See (1) in Exhibit B.

EXHIBIT D

BREAKDOWN BY FINANCING TERMS AS OF SEPTEMBER 30, 2007

(Translation of financial statements originally issued in Spanish—See Note 18)

- Stated in thousands of pesos -

Description	Past-due portfolio	Term remaining to maturity
		1 month	3 months	6 months	12 months	24 months	More than 24 months	Total
Government sector	—,—	95,405	—,—	92,972	—,—	213,920	1,098,032	1,500,329
Financial sector	—,—	165,016	58,204	64,346	178,007	140,409	20,980	626,962
Non financial private sector and residents abroad	24,906	2,835,007	1,540,823	1,132,532	756,753	730,035	1,312,724	8,332,780

TOTAL	24,906	3,095,428	1,599,027	1,289,850	934,760	1,084,364	2,431,736	10,460,071	(1)

(1)	See (1) in Exhibit B.

EXHIBIT E

DETAIL OF INVESTMENTS IN OTHER COMPANIES

AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish—See Note 18)

- Stated in thousands of pesos –

Concept		Shares				Amount		Information about the issuer
								Data from last published financial statements
Identification	Description	Class	Unit face value	Votes per share	Number	09-30-2007	12-31-2006	Main business	Fiscal year/ period-end	Capital stock	Stockholders’ equity	Net income for the fiscal year/ period
	FINANCIAL INSTITUTIONS, SUPPLEMENTARY AND AUTHORIZED
	Controlled
	Local										thousand of pesos
33642192049	Francés Valores Sociedad de Bolsa S.A.	Common	500$	1	12,137	8,408	5,705	Stockholder	09.30.2007	6,390	8,854	2,847
30663323926	Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	Common	1$	1	75,842,839	151,179	141,886	Pensions fund manager	09.30.2007	140,739	283,066	1,188
33678564139	Consolidar Cía. De Seguros de Vida S.A.	Common	1$	1	7,383,921	114,361	86,024	Insurance company	09.30.2007	11,195	181,479	25,048
30678574097	Consolidar Cía. de Seguros de Retiro S.A.	Common	1$	1	25,033,832	54,581	73,663	Insurance company	09.30.2007	37,551	81,865	1,631
30707847367	PSA Finance Arg. Cía Financiera S.A.	Common	1,000$	1	9,000	15,189	13,550	Financial institution	09.30.2007	18,000	30,379	3,278
30692274403	Atuel Fideicomisos S.A.	Common	1$	1	13,099,869	26,475	20,153	Trust Manager	09.30.2007	13,100	26,478	6,323

		Subtotal controlled				370,193	340,981

	Non controlled
	Local
33707124909	Rombo Cía. Financiera S.A.	Common	1,000$	1	24,000	30,992	13,362	Financial Institution	09.30.2007	60,000	77,480	4,078
30604796357	Banelco S.A	Common	1$	1	2,457,749	5,580	5,911	Information Services	06.30.2007	23,599	47,967	8,113
	Other					3,802	3,438
	Foreign
	Other					793	773

		Subtotal noncontrolled				41,167	23,484

		Total in financial institutions, supplementary and authorized				411,360	364,465

	IN OTHER COMPANIES
	Non controlled
	Local
30685228501	Consolidar ART S.A.	Common	1$	1	9,710,451	22,594	21,613	Workers compensation	09.30.2007	77,684	182,162	1,813
30500064230	BBVA Consolidar Seguros S.A.	Common	1$	1	1,301,847	6,451	5,940	Insurance	09.30.2007	10,651	52,792	2,014
	Other					35	33
											thousand of dollars
	Foreign
17415001	A.I.G. Latin American Fund					3,132	3,053	Investing	12.31.2003	36,048	18,272	(17,775)
	Other					40	37

		Subtotal non controlled				32,252	30,676

		Total in other companies				32,252	30,676

		Total investments in other companies				443,612	395,141

EXHIBIT F

MOVEMENT OF PREMISES AND EQUIPMENT

AND OTHER ASSETS FOR THE NINE MONTH PERIOD ENDED

SEPTEMBER 30, 2007 AND THE FISCAL YEAR ENDED DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish—See Note 18)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Transfers	Decreases	Depreciation for the period		Net book value at 09-30-2007	Net book value at 12-31-2006
					Years of useful life	Amount
PREMISES AND EQUIPMENT
Real Estate	303,148	5,988	(9,031)	—,—	50	8,068	292,037	303,148
Furniture and Facilities	22,954	6,265	—,—	356	10	4,367	24,496	22,954
Machinery and Equipment	40,102	19,248	—,—	738	5	9,483	49,129	40,102
Automobiles	1,111	337	—,—	—,—	5	319	1,129	1,111

Total	367,315	31,838	(9,031)	1,094		22,237	366,791	367,315

OTHER ASSETS
Works of Art	983	—,—	—,—	—,—	—,—	—,—	983	983
Leased assets	6,771	—,—	9,031	—,—	50	170	15,632	6,771
Property taken as security for loans	6,283	363	—,—	1,619	50	72	4,955	6,283
Stationery and office supplies	2,380	4,079	—,—	3,582	—,—	—,—	2,877	2,380
Other	17,942	9	—,—	1,924	50	253	15,774	17,942

Total	34,359	4,451	9,031	7,125		495	40,221	34,359

EXHIBIT G

MOVEMENT OF INTANGIBLE ASSETS FOR THE NINE MONTH PERIOD

ENDED SEPTEMBER 30, 2007 AND THE FISCAL YEAR ENDED DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish—See Note 18)

- Stated in thousands of pesos -

Description	Net book value at beginning of fiscal year	Additions	Disposals	Amortization for the Period			Net book value at 09-30-2007	Net book value at 12-31-2006
				Years of useful life	Amount
Goodwill	18,829	—,—	—,—	10	4,972		13,857	18,829
Organization and Development expenses (1)	13,276	9,668	294	1 & 5	3,905		18,745	13,276
Organization and development non-deductible expenses	343,450	22,026	—,—	5	248,421	(2)	117,055	343,450

Total	375,555	31,694	294		257,298		149,657	375,555

(1)	This caption mainly includes costs from information technology projects and leasehold improvements.
(2)	Extraordinary depreciations have been applied during the period.

EXHIBIT H

CONCENTRATION OF DEPOSITS

AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish—See Note 18)

- Stated in thousands of pesos -

Number of clients	09-30-2007		12-31-2006
	Outstanding Balance	% of total portfolio	Outstanding balance	% of total portfolio
10 largest clients	739,256	5.14%	913,598	7.22%
50 next largest clients	1,153,057	8.02%	1,113,262	8.80%
100 following clients	930,382	6.47%	823,398	6.51%
Remaining clients	11,558,840	80.37%	9,798,632	77.47%

TOTAL	14,381,535	100.00%	12,648,890	100.00%

EXHIBIT I

BREAKDOWN OF MATURITY TERMS OF DEPOSITS,

OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS AND

SUBORDINATED CORPORATE BONDS

AS OF SEPTEMBER 30, 2007

(Translation of financial statements originally issued in Spanish—See Note 18)

- Stated in thousands of pesos -

	Terms remaining to maturity						Total
Description	1 month	3 months	6 months	12 months	24 months	More than 24 months
Deposits	11,937,374	1,653,484	560,352	225,454	3,772	1,099	14,381,535

Other liabilities from financial transactions
BCRA	2,072	—,—	—,—	—,—	—,—	—,—	2,072
Banks and International Institutions	58,531	175,395	208,538	12,337	—,—	—,—	454,801
Financing received from Argentine financial institutions	367	—,—	—,—	—,—	—,—	—,—	367
Other	479,371	1,368	2,587	5,123	10,726	19,969	519,144

Total	540,341	176,763	211,125	17,460	10,726	19,969	976,384

TOTAL	12,477,715	1,830,247	771,477	242,914	14,498	21,068	15,357,919

EXHIBIT J

MOVEMENT OF ALLOWANCES FOR THE NINE MONTH PERIOD

ENDED SEPTEMBER 30, 2007 AND THE FISCAL YEAR ENDED DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish—See Note 18)

- Stated in thousands of pesos -

Description	Book value at beginning of fiscal year	Increases (5)		Decreases		Book value
				Reversals	Applications	09-30-2007	12-31-2006
DEDUCTED FROM ASSETS
Government securities
— For impairment value	15,139	—,—		—,—	—,—	15,139	15,139

Loans
— Allowance for doubtful loanss	165,842	36,033	(1)	—,—	22,151	179,724	165,842

Other receivables from financial transactions
— Allowance for doubtful receivables	996	680	(1)	—,—	—,—	1,676	996

Assets subject to financial leasing
— Allowance for doubtful receivables	3,369	708	(1)	—,—	—,—	4,077	3,369

Investments in other companies
— For impairment value (3)	3,053	79		—,—	—,—	3,132	3,053

Other receivables
— Allowance for doubtful receivables (2)	361,062	7,580		340,029	867	27,746	361,062

Total	549,461	45,080		340,029	23,018	231,494	549,461

LIABILITIES-ALLOWANCES
— Contingents commitments (1)	430	—,—		3	—,—	427	430

— Other contingencies	392,048	62,751	(4)	35,409	93,851	325,539	392,048

Total	392,478	62,751		35,412	93,851	325,966	392,478

(1)	Recorded in compliance with the provisions of Communication “A” 3918, as supplemented, of the BCRA, taking into account note 2.3.f).
(2)	Includes mainly the allowance on deferred tax assets (see note 4.1.) and the possible uncollectibility risks arising out of payments under protection actions on Mutual Funds
(3)	Recorded, to recognize the estimated impairment in AIG Latin American Fund’s equity as of September 30, 2007.
(4)	Recorded to cover possible contingencies that were not considered in other accounts (court orders corresponding to petitions for protection of civil rights, civil, labor, commercial and other lawsuits) (notes 2.3.m) and 2.3.o)).
(5)	Includes exchange differences generated as allowances in foreign currency, booked in the “Financial income—Gold and foreign currency exchange difference” account, as follow:

—	Loans	618
—	Other receivables from financial transactions	19
—	Assets subject to financial leasing	1
—	Investments in other companies	79
—	Other receivables	147

EXHIBIT K

CAPITAL STRUCTURE AS OF SEPTEMBER 30, 2007

(Translation of financial statements originally issued in Spanish—See Note 18)

- Stated in thousands of pesos -

SHARES			CAPITAL STOCK
Class	Quantity	Votes per share	Issued		Pending issuance or distribution		Paid in
			Outstanding	In portfolio
Common	471,361,306	1	471,306	—,—	55	(1)	471,361	(2)

(1)	Shares issued and available to stockholders but not as yet withdrawn.
(2)	Fully registered with the Public Registry of Commerce (See note 1.2.)

EXHIBIT L

FOREIGN CURRENCY BALANCES AS OF

SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish—See Note 18)

-Stated in thousands of pesos-

Accounts	09-30-2007						12-31-2006
	Total of period	Total of period (per type of currency)					Total of fiscal year
		Euro	US Dollars	Pounds Sterling	Yen	Other
ASSETS
Cash and due from banks	1,079,151	90,772	981,629	2,794	187	3,769	950,172
Government and private securities	9,089	—,—	9,089	—,—	—,—	—,—	111,970
Loans	1,990,451	6,742	1,983,709	—,—	—,—	—,—	1,478,634
Other receivables from financial transactions	91,005	6,761	82,837	—,—	137	1,270	85,796
Assets subject to financial leasing	66	—,—	66	—,—	—,—	—,—	70
Investments in other companies	3,965	55	3,910	—,—	—,—	—,—	3,863
Other receivables	17,063	—,—	17,063	—,—	—,—	—,—	20,086
Suspense items	169	—,—	169	—,—	—,—	—,—	103

TOTAL	3,190,959	104,330	3,078,472	2,794	324	5,039	2,650,694

LIABILITIES
Deposits	2,330,560	51,465	2,279,095	—,—	—,—	—,—	1,817,513
Other liabilities from financial transactions	724,408	44,436	674,997	2,153	263	2,559	783,896
Other liabilities	5,576	906	4,670	—,—	—,—	—,—	3,275
Suspense items	35	—,—	35	—,—	—,—	—,—	66

TOTAL	3,060,579	96,807	2,958,797	2,153	263	2,559	2,604,750

MEMORANDUM ACCOUNTS

Debit accounts (except contra debit accounts)
Contingent	331,486	—,—	331,486	—,—	—,—	—,—	223,150
Control	4,036,230	13,115	4,020,987	2	1,253	873	4,563,502
Trustee activities	—,—	—,—	—,—	—,—	—,—	—,—	25

TOTAL	4,367,716	13,115	4,352,473	2	1,253	873	4,786,677

Credit accounts (except contra credit accounts)
Contingent	328,722	—,—	328,722	—,—	—,—	—,—	185,509
Control	33,015	—,—	33,015	—,—	—,—	—,—	32,858

TOTAL	361,737	—,—	361,737	—,—	—,—	—,—	218,367

EXHIBIT N

ASSISTANCE TO RELATED CLIENTS AND AFFILIATES

AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish—See Note 18)

- Stated in thousands of pesos –

	Status
Concept	Normal	In potential risk / Inadequate Compliance	Nonperforming / deficient compliance		With high risk of uncollectibility / unlikely to be collected		Uncollectible	Classified uncollectible as such under regulatory requirements	Total
			Not yet matured	Past-due	Not yet matured	Past-due			09-30-2007	12-31-2006
1. Loans	335,086	—,—	—,—	—,—	—,—	—,—	—,—	—,—	335,086	255,967

— Overdraft	35	—,—	—,—	—,—	—,—	—,—	—,—	—,—	35	11

Without senior security or counter guaranty	35	—,—	—,—	—,—	—,—	—,—	—,—	—,—	35	11

— Discounted Instruments	13,389	—,—	—,—	—,—	—,—	—,—	—,—	—,—	13,389	16,249

Without senior security or counter guaranty	13,389	—,—	—,—	—,—	—,—	—,—	—,—	—,—	13,389	16,249

— Real Estate Mortgage and Collateral Loans	357	—,—	—,—	—,—	—,—	—,—	—,—	—,—	357	374

Other collaterals and counter guaranty “B”	357	—,—	—,—	—,—	—,—	—,—	—,—	—,—	357	374

— Consumer	277	—,—	—,—	—,—	—,—	—,—	—,—	—,—	277	44

Without senior security or counter guaranty	277	—,—	—,—	—,—	—,—	—,—	—,—	—,—	277	44

— Credit Cards	592	—,—	—,—	—,—	—,—	—,—	—,—	—,—	592	394

Without senior security or counter guaranty	592	—,—	—,—	—,—	—,—	—,—	—,—	—,—	592	394

— Other	320,436	—,—	—,—	—,—	—,—	—,—	—,—	—,—	320,436	238,895

Without senior security or counter guaranty	320,436	—,—	—,—	—,—	—,—	—,—	—,—	—,—	320,436	238,895

2. Other receivables from financial transactions	1,695	—,—	—,—	—,—	—,—	—,—	—,—	—,—	1,695	1,157

3. Contingent commitments	82,289	—,—	—,—	—,—	—,—	—,—	—,—	—,—	82,289	33,813

4. Investments in other companies and private securities	148,841	—,—	—,—	—,—	—,—	—,—	—,—	—,—	148,841	120,358

Total	567,911	—,—	—,—	—,—	—,—	—,—	—,—	—,—	567,911	411,295

Total Allowances	3,302	—,—	—,—	—,—	—,—	—,—	—,—	—,—	3,302	2,566

EXHIBIT O

FINANCIAL DERIVATIVES INSTRUMENTS

AS OF SEPTEMBER 30, 2007

(Translation of financial statements originally issued in Spanish—See Note 18)

- Stated in thousands of pesos –

Type of contract	Purpose of transactions	Underlying asset	Type of Settlement	Traded at / Counterparty	Weighted average term as originally agreed	Weighted average residual term	Weighted average term for difference settlements	Amount
Swaps	Financial transactions – own account	—	Upon expiration of differences	RESIDENTS IN ARGENTINA- FINANCIAL SECTOR	18	12	2	172,000
Swaps	Financial transactions – own account	—	Upon expiration of differences	RESIDENTS IN ARGENTINA-NON- FINANCIAL SECTOR	9	9	1	318,000
Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	ROFEX	3	1	1	440,356
Futures	Financial transactions – own account	Foreign currency	Upon expiration of differences	MAE	5	3	1	592,867

TOTAL								1,523,223

CONSOLIDATED BALANCE SHEETS AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	09-30-07	12-31-06
ASSETS:
A. CASH AND DUE FROM BANKS:
Cash	599,219	559,817
Due from banks and correspondents	1,975,540	1,998,667

Argentine Central Bank (BCRA)	1,679,624	1,748,436
Other local	2,096	24,061
Foreign	293,820	226,170

	2,574,759	2,558,484

B. GOVERNMENT AND PRIVATE SECURITIES (Note 8.a):
Holdings in investment accounts	375,550	515,296
Holdings for trading or financial transactions	139,751	303,823
Holdings available for sale	1,459,043	—,—
Unlisted Government Securities	876,871	843,797
Instruments issued by the BCRA	2,359,210	2,520,906
Investments in listed private securities	205,334	203,396
Less: Allowances	15,186	15,186

	5,400,573	4,372,032

C. LOANS:
To government sector (Exhibit 1)	2,429,665	2,887,276
To financial sector (Exhibit 1)	601,891	436,126

Interfinancial – (Calls granted)	80,500	38,029
Other financing to local financial institutions	483,989	383,037
Interest and listed-price differences accrued and pending collection	37,402	15,060

To non financial private sector and residents abroad (Exhibit 1)	7,713,589	6,377,968

Overdraft	1,338,792	1,469,368
Discounted instruments	1,237,216	793,195
Real estate mortgage	666,898	460,559
Collateral Loans	172,320	98,381
Consumer	1,106,999	689,019
Credit cards	671,607	526,416
Other (Note 8.b)	2,442,904	2,282,243
Interest and listed-price differences accrued and pending collection	87,219	64,330
Less: Interest documented together with main obligation	10,366	5,543

Less: Difference arising from purchase of portfolio	93	90
Less: Allowances	181,836	167,097

	10,563,216	9,534,183

D. OTHER RECEIVABLES FROM FINANCIAL TRANSACTIONS:
Argentine Central Bank (BCRA)	455,560	423,032
Amounts receivable for spot and forward sales to be settled	507,474	45,535
Instruments to be received for spot and forward purchases to be settled	113,842	334,324
Unlisted corporate bonds (Exhibit 1)	61,977	58,684
Non-deliverable forward transactions balances to be settled	955	1,052
Other receivables not covered by debtor classification regulations	21,864	18,066
Other receivables covered by debtor classification regulations (Exhibit 1)	39,578	30,894
Interest accrued and pending collection not covered by debtor classification regulations	17,558	6,973
Interest and adjustment accrued and pending collection covered by debtor classification regulations (Exhibit 1)	1	—,—

Less: Allowances	1,763	1,028

	1,217,046	917,532

E. ASSETS SUBJECT TO FINANCIAL LEASING:
Assets subject to financial leasing (Exhibit 1)	301,809	238,672

Less: Allowances	4,234	3,484

	297,575	235,188

F. INVESTMENTS IN OTHER COMPANIES:
In financial institutions	31,785	14,135
Other (Note 8.c)	46,777	43,356

Less: Allowances	3,132	3,053

	75,430	54,438

G. OTHER RECEIVABLES:
Receivables from sale of property assets (Exhibit 1)	66	129
Tax on minimum presumed income – Tax Credit	150,487	118,746
Other (Note 8.d)	263,195	525,209

Other accrued interest receivable	1	1
Less: Allowances	27,746	361,062

	386,003	283,023

H. PREMISES AND EQUIPMENT:	398,067	397,896

I. OTHER ASSETS:	42,331	35,211

J. INTANGIBLE ASSETS:
Goodwill	13,857	18,831
Organization and development expenses	162,763	388,632

	176,620	407,463

K. SUSPENSE ITEMS:	5,608	12,980

L. OTHER SUBSIDIARIES´ ASSETS (Note 8.e):	450	26,199

TOTAL ASSETS:	21,137,678	18,834,629

(Contd.)

CONSOLIDATED BALANCE SHEET S AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

	09-30-07	12-31-06
LIABILITIES:

M. DEPOSITS:
Government sector	110,216	73,150
Financial sector	171,101	156,412
Non financial private sector and residents abroad	14,058,698	12,276,194

Checking accounts	2,597,289	2,206,362
Savings deposits	3,736,755	3,415,210
Time deposits	7,139,351	5,948,768
Investments accounts	17,603	144,286
Other	477,570	452,479
Interest and listed-price differences accrued payable	90,130	109,089

	14,340,015	12,505,756

N. OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS:
BCRA	2,072	1,761

Other	2,072	1,761

Banks and International Institutions	448,804	178,943
Non-subordinated corporate bonds	—,—	248,638
Amounts payable for spot and forward purchases to be settled	106,094	303,368
Instruments to be delivered for spot and forward sales to be settled	553,702	34,264
Non-deliverable forward transactions balances to be settled	2,883	206
Financing received from Argentine financial institutions	40,661	235,974

Interfinancial (calls received)	22,693	154,740
Other financings from local financial institutions	17,968	81,128
Interest accrued payable	—,—	106
Other (Note 8 f)	526,176	474,523
Interest and listed—price differences accrued payable	7,045	6,330

	1,687,437	1,484,007

O. OTHER LIABILITIES:
Fees payable	88	156
Other (Note 8.g)	340,241	339,973

	340,329	340,129

P. ALLOWANCES:	436,620	493,848

Q. SUSPENSE ITEMS:	3,369	3,957

R. SUBSIDIARIES’ OTHER LIABILITIES (Note 8.h):	2,038,573	1,835,871

TOTAL LIABILITIES:	18,846,343	16,663,568

S. MINORITY INTEREST IN SUBSIDIARIES (Note 5):	231,297	216,477

STOCKHOLDERS’ EQUITY:	2,060,038	1,954,584

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY:	21,137,678	18,834,629

MEMORANDUM ACCOUNTS

(Translation of financial statements originally issued in Spanish—See Note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-07	12-31-06
DEBIT ACCOUNTS

Contingent
— Credit lines obtained (unused balances)	184,487	—,—
— Guarantees received	3,274,801	3,550,553
— Contra contingent debit accounts	590,248	345,094

	4,049,536	3,895,647

Control
— Receivables classified as irrecoverable	284,758	332,529
— Other (Note 8.i)	29,757,317	29,566,991
— Contra control debit accounts	315,790	293,061

	30,357,865	30,192,581

Derivatives
— “Notional” amount of non-deliverable forward transactions	470,876	387,777
— Interest rate SWAP	440,000	30,000
— Other	50,000	—,—
— Contra debit derivatives accounts	562,347	283,243

	1,523,223	701,020

For trustee activities
— Funds in trust	21,162	32,716

	21,162	32,716

TOTAL	35,951,786	34,821,964

CREDIT ACCOUNTS

Contingent
— Credit lines granted (unused portion) covered by debtor classification regulations (Exhibit 1)	18,289	13,695
— Guarantees provided to the BCRA	47,683	52,743
— Other guarantees given covered by debtor classification regulations (Exhibit 1)	164,070	169,825
— Other guaranties given non covered by debtor classification regulations	133,862	8,254
— Other covered by debtor classification regulations (Exhibit 1)	226,344	100,577
— Contra contingent credit accounts	3,459,288	3,550,553

	4,049,536	3,895,647

Control
— Items to be credited	257,936	228,192
— Other	57,854	64,869
— Contra control credit accounts	30,042,075	29,899,520

	30,357,865	30,192,581

Derivatives
— “Notional” amount of non-deliverable forward transactions	562,347	283,243
— Contra debit derivatives accounts	960,876	417,777

	1,523,223	701,020

For trustee activities
— Contra credit accounts for trustee activities	21,162	32,716

	21,162	32,716

TOTAL	35,951,786	34,821,964

The accompanying notes 1 through to 8 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-07	09-30-06
A. FINANCIAL INCOME

Interest on cash and due from banks	14,648	13,330
Interest on loans to the financial sector	107,871	60,630
Interest on overdraft	112,646	66,975
Interest on discounted instruments	64,851	38,262
Interest on real estate mortgage	44,557	32,737
Interest on collateral loans	9,280	5,124
Interest on credit card loans	38,222	20,885
Interest on other loans	209,417	133,367
Interest from other receivables from financial transactions	17,055	28,508
Income from secured loans—Decree 1387/01	185,886	238,828
Net income from government and private securities	223,372	314,134
Indexation by CER	158,421	282,037
Gold and foreign currency exchange difference	84,402	57,623
Other	89,162	50,092

	1,359,790	1,342,532

B. FINANCIAL EXPENSE

Interest on checking accounts	17,453	23,090
Interest on savings deposits	4,704	3,413
Interest on time deposits	324,910	209,326
Interest on interfinancial financing (calls received)	1,792	1,123
Interest on other financing from financial institutions	2,314	7,716
Interest on other liabilities from financial transactions	17,398	21,663
Other interest	6,824	14,606
Indexation by CER	41,608	98,921
Contribution to the deposit guarantee fund	17,418	14,784
Other	32,049	18,084

	466,470	412,726

GROSS INTERMEDIATION MARGIN – GAIN	893,320	929,806

C. ALLOWANCES FOR LOAN LOSSES	37,041	52,611

D. SERVICE CHARGE INCOME

Related to lending transactions	114,694	75,389
Related to liability transactions	230,416	178,923
Other commissions	398,876	322,027
Other	123,341	95,441

	867,327	671,780

E. SERVICE CHARGE EXPENSE

Commissions	80,549	56,754
Other (Note 8.j)	31,847	23,783

	112,396	80,537

(Contd.)

CONSOLIDATED STATEMENTS OF INCOME

FOR THE NINE MONTH PERIODS ENDED SEPTEMBER 30, 2007 AND 2006

(Art. 33 of Law No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 18 to the stand-alone Financial Statements)

- Stated in thousands of pesos -

	09-30-07	09-30-06
F. ADMINISTRATIVE EXPENSES

Payroll expenses	439,905	366,434
Fees to Bank Directors and Statutory Auditors	334	241
Other professional fees	21,500	20,114
Advertising and publicity	43,923	33,895
Taxes	40,720	35,529
Fixed assets depreciation	26,640	23,593
Organizational expenses amortization	15,421	17,421
Other operating expenses (Note 8.k)	111,624	94,722
Other	84,098	73,439

	784,165	665,388

NET GAIN FROM FINANCIAL TRANSACTIONS	827,045	803,050

RESULTS OF MINORITY INTEREST IN SUBSIDIARIES	(14,820)	(18,854)

G. OTHER INCOME

Income from long-term investments	4,577	18,561
Punitive interests	684	360
Loans recovered and reversals of allowances	414,438	45,492
Other (Note 8.l)	212,512	273,936

	632,211	338,349

H. OTHER EXPENSE

Punitive interests and charges paid to BCRA	25	454
Charge for uncollectibility of other receivables and other allowances	73,916	377,528
Amortization of difference arising from judicial resolutions	248,421	169,927
Depreciation and losses from miscellaneous assets	1,474	7,029
Goodwill amortization	4,972	4,972
Other (Note 8.m)	849,679	411,325

	1,178,487	971,235

NET GAIN BEFORE INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	265,949	151,310

I. INCOME TAX AND TAX ON MINIMUM PRESUMED INCOME	41,458	19,320

NET INCOME FOR THE PERIOD	224,491	131,990

The accompanying notes 1 through 8 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

CONSOLIDATED STATEMENT OF CASH FLOWS AND EQUIVALENTS

FOR THE NINE MONTH PERIOD ENDED SEPTEMBER 30, 2007

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

09-30-2007
CHANGES IN CASH AND ITS EQUIVALENTS

Cash and its equivalents at the beginning of fiscal year	2,928,807 (1)
Cash and its equivalents at the end of the period	2,840,510 (1)

Net decrease in cash and its equivalents	(88,297)

REASONS FOR CHANGES IN CASH AND ITS EQUIVALENTS

Operating activities

Net collections/ (payments) from:
-Government and private securities	(969,241)
-Loans	87,555

to financial sector	(83,923)
to non-financial public sector	302,187
to non-financial private sector and residents abroad	(130,709)
-Other receivables from financial transactions	(30,738)
-Assets subject to financial leasing	(62,387)
-Deposits	1,385,801

to financial sector	14,445
to non-financial public sector	35,579
to non-financial private sector and residents abroad	1,335,777
- Other liabilities from financial transactions	8,895

Financing from financial or interfinancial sector (calls received)	(126,207)
Others (except liabilities included in Financing Activities)	135,102
Collections related to service charge income	867,584
Payments related to service charge expense	(112,396)
Administrative expenses paid	(760,948)
Organizational and development expenses paid	(3,753)
Net collections from punitive interest	594
Differences from court measures paid	(21,971)
Collections of dividends from other companies	552
Other payments related to miscellaneous earnings and losses	(598,099)
Net cash flows used in operating activities	(208,552)

Investment activities

Net payments from fixed assets	(26,811)
Net payments from miscellaneous assets	(8,611)
Other payments from investment activities	(107,212)
Net cash flows used in investment activities	(142,634)

Financing activities

Net collections/ (payments) from:
-Non-subordinated corporate bonds	(248,638)
-ArgentineCentral Bank	306

Others	306
-Banks and international agencies	269,861
-Financing received from local financial institutions	(69,000)
Dividends paid in cash	(90,000)
Other collections from financing activities	385,712

Net cash flows from financing activities	248,241

Financial results and results from holdings of cash and its equivalents (including interest)	14,648

Net decrease in cash	(88,297)

(1)	See note 7 “Statement of cash flow and its equivalents”.

The accompanying notes 1 through to 8 to the consolidated financial statements with subsidiaries and the Exhibit 1 are an integral part of these statements, which in turn are part of the stand-alone Financial Statements of BBVA Banco Francés S.A. and are to be read in conjunction therewith.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

WITH SUBSIDIARIES AS OF SEPTEMBER 30, 2007 PRESENTED IN COMPARATIVE FORM

WITH THE BALANCE SHEET AS OF DECEMBER 31, 2006, AND THE STATEMENTS OF

INCOME AND CHANGES IN STOCKHOLDERS’ EQUITY

AS OF SEPTEMBER 30, 2006

(ART. 33 OF LAW No. 19,550)

(Translation of financial statements originally issued in Spanish—See Note 18 to the stand-alone Financial Statements)

-Stated in thousands of pesos-

1.	SIGNIFICANT ACCOUNTING POLICIES AND SUBSIDIARIES

General rule

In accordance with the procedures set forth in BCRA’s regulations and Technical Pronouncement No. 21 of the Argentine Federation of Professional Councils in Economic Sciences, BBVA Banco Francés S.A. (BF) has consolidated—line by line—its balance sheets as of September 30, 2007 and at the end of previous year and the statements of income for the nine month periods ended September 30, 2007 and 2006 and cash flows and its equivalentes for the nine month periods, as per the following detail:

–	As of September 30, 2007:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A., Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía. Financiera S.A., for the nine month periods ended September 30, 2007 and 2006.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A., and Consolidar Cía. de Seguros de Retiro S.A., for the three month periods ended September 30, 2007 and 2006.

–	As of December 31, 2006:

a)	With the financial statements of Francés Valores Sociedad de Bolsa S.A, Atuel Fideicomisos S.A. and its subsidiary and PSA Finance Argentina Cía Financiera S.A., for the fiscal year ended December 31, 2006.

b)	With the financial statements of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A., for the six-month period ended December 31, 2006.

The results and cash flows and its equivalentes of Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A., Consolidar Cía. de Seguros de Vida S.A. and Consolidar Cía. de Seguros de Retiro S.A. have been adjusted for purposes of comparison of the fiscal years of companies consolidating on the basis of a nine month period ended on September 30, 2007.

Interests in subsidiaries as of September 30, 2007 and at the end of the prior fiscal year are listed below:

Companies	Shares			Interest percentage in
	Type	Quantity		Total Capital		Possible Votes
		09/30/07	12/31/06	09/30/07	12/31/06	09/30/07	12/31/06
Francés Valores Soc. de Bolsa S.A.	Common	12,137	12,137	94.9687	94.9687	94.9687	94.9687
Atuel Fideicomisos S.A.	Common	13,099,869	13,099,869	99.9999	99.9999	99.9999	99.9999
Consolidar A.F.J.P. S.A.	Common	75,842,839	75,842,839	53.8892	53.8892	53.8892	53.8892
Consolidar Cía. de Seguros de Vida S.A.	Common	7,383,921	7,383,921	65.9600	65.9600	65.9600	65.9600
Consolidar Cía. de Seguros de Retiro S.A.	Common	25,033,832	25,033,832	66.6666	66.6666	66.6666	66.6666
PSA Finance Argentina Cía Financiera S.A.	Common	9,000	9,000	50.0000	50.0000	50.0000	50.0000

Total assets, liabilities, stockholders´ equity and subsidiaries´ net income balances in accordance with the criteria defined in Note 2 below, as of September 30, 2007 and the end of the previous fiscal year and net income balances as of September 30, 2007 and 2006, are listed below:

Companies	Assets		Liabilities		Stockholders’ Equity		Net income/ gain-(loss)
	09/30/07	12/31/06	09/30/07	12/31/06	09/30/07	12/31/06	09/30/07	09/30/06
Francés Valores Soc. de Bolsa S.A.	13,305	7,454	4,451	1,447	8,854	6,007	2,847	(780)
Atuel Fideicomisos S.A. and its subsidiary	31,232	26,545	4,754	6,388	26,478	20,157	6,323	4,588
Consolidar A.F.J.P. S.A.	427,735	373,844	147,202	110,557	280,533	263,287	17,246	10,265
Consolidar Cía. de Seguros de Vida S.A.	340,898	314,706	167,519	184,289	173,379	130,417	42,962	23,475
Consolidar Cía. de Seguros de Retiro S.A.	2,097,631	1,890,025	2,015,765	1,779,536	81,866	110,489	(28,623)	15,161
PSA Finance Argentina Cía Financiera S.A.	190,183	109,461	159,804	82,360	30,379	27,101	3,278	2,204

2.	VALUATION METHODS

2.1.	The financial statements of the subsidiaries have been prepared based on similar methods to those applied by BF for preparing its own financial statements, in connection with assets and liabilities valuation, income measurement and restatement procedure as explained in note 2 to the stand-alone financial statements of BF, except for:

•	Consolidar A.F.J.P. S.A.: the intangible assets of this subsidiary were amortized in accordance with the standards of the A.F.J.P.’s Superintendence.

•

Consolidar A.F.J.P. S.A., Consolidar Cía. de Seguros de Retiro S.A. and Consolidar Cía. de Seguros de Vida S.A.: loans secured by the National Government - Decree 1387/01 held by these subsidiaries amounting to 928,934 and 768,514 as of September 30, 2007 and the end of the previous fiscal year, were valued in accordance with the regulations of the Superintendence of Pension Fund Administrators (A.F.J.P) and the National Superintendence of Insurance.

•	Consolidar Cía. de Seguros de Retiro S.A.: the portfolio of Government securities in investment accounts has been booked in accordance with the standards of the National Superintendence of Insurance.

•

Consolidar Cía. de Seguros de Retiro S.A. y Consolidar Cía de Seguros de Vida S.A.: a part of its portfolio of instruments issued by the BCRA has been recorded in investment accounts, and they have been valued as per Communication “A” 4698 of the BCRA. The net difference with the market values as of September 30, 2007 amounted to 814 (income).

–	The items included under the captions Subsidiaries’ other assets and Subsidiaries’ other liabilities were valued in accordance with the regulations of the National Superintendence of Insurance.

2.2.	Consolidar Cía de Seguros de Retiro S.A.: the Company included the balance from the technical commitments incurred with the insured in the Other Liabilities caption. The abovementioned caption includes 23,061, 26,909 and 25,947 at September 30, 2007 and 2006 and the end of the previous fiscal year corresponding to the regularizing account called “Unaccrued secured loans valuation difference” which, as established by the Superintendence of Insurance, will be settled through subsequent accrual of the regularizing accounts of secured loans. In accordance with professional accounting standards currently in force in Buenos Aires City, such amount should have been recorded as a loss for the year ended December 31, 2003.

3.	CONSOLIDAR GROUP

a)	Consolidar AFJP manages a pension fund that as of September 30, 2007 and as of the end of the prior fiscal year amounted to 16,868 million and 16,673 million respectively.

b)

Pursuant to Law No. 26,222, enacted on February 27, 2007, the Argentine social security system was amended. Subsequent to that date, supplementary rules were issued for the purpose of regulating the Law. The main amendments in the social security system with an impact on the business of Consolidar A.F.J.P. S.A. include the following: i) the possibility for the affiliates currently covered by the individually funded scheme of choosing until December 31, 2007 to adhere to the pay-as-you-go scheme managed by the Argentine State; ii) as from April 1, 2007, workers who within 90 days from the commencement of their labor relation have not chosen a social security regime shall be presumed to have chosen the pay-as-you-go system managed by the Argentine State; iii) men older than 55 and women older than 50, who are currently affiliated to the capitalization system and whose balances in the individually funded account do not exceed 20,000 shall be transferred to the pay-as-you-go system unless they expressly state their intent to remain affiliated to the capitalization system; iv) the establishment, starting on January 1, 2008 of a fund made up by mutual contributions with the resources held by the retirement and pension fund in order to ensure full financing of any temporary retirement benefits in the event of disability and supplementary and re-composition capitals corresponding to the capitalization regime which means that the duty imposed on pension fund managers to acquire coverage from an insurance company for the risks of disability and death for its members has been repealed.

Given that this reform has a significant impact on the social security system, it shall entail a substantial change in the business of Consolidar Cía de Seguros de Vida S.A., as starting on January 1, 2008, the issuance of new social-security related life insurance policies shall cease. Management activities related to social-security life insurance policies issued prior to the fiscal year commenced on July 1, 2001 as well as the management activities related to policies corresponding to group life insurance and mandatory life insurance policies shall continue. The above notwithstanding, the Company’s Board of Directors is presently analyzing the current situation and assessing the alternatives most adequate for the continuity of the Company’s operations and it estimates that the implementation of said plan would not have a material negative impact on the Company’s financial situation as reflected in these financial statements.

4.	ATUEL FIDEICOMISOS S.A.

Under its line of business, Atuel Fideicomisos S.A. acts in its capacity as a trustee for the following trusts, in no case being personally liable for the liabilities assumed; such liabilities will be satisfied out of the proceeds of the underlying assets of each such trust.

•

Fideicomiso Corp. Banca: it was created by an agreement dated May 13, 1997, executed by Atuel Fideicomisos S.A. as trustee, Corp. Banca S.A. (later BBVA Banco Francés S.A.) as trustor and beneficiary, the Argentine Central Bank and Seguro de los Depósitos S.A. as beneficiaries.

•

Fideicomiso Banco Francés: it was created by an agreement dated on May 12, 2000, executed by Atuel Fideicomisos S.A. as trustee, and BBVA Banco Francés S.A. as trustor and beneficiary. As from January 1, 2002, by an assignment made by BBVA Banco Francés S.A., the beneficiary of the Trust Certificate is Banco Bilbao Vizcaya Argentaria S.A. (BBVA).

Atuel Fideicomisos also acts as administration and collection manager for Fideicomiso Diagonal, which was created by an agreement dated January 5, 2001, executed by Mercobank S.A as trustor, BBVA Banco Francés S.A. as trustee and BBVA Banco Francés S.A and other financial institutions and Seguro de Depósitos S.A. as beneficiaries (see note 9.1. of BF).

5.	MINORITY INTEREST IN SUBSIDIARIES

The breakdown of balances in the “Minority interest in subsidiaries” account is as follows:

	09-30-07	12-31-06
Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A.	129,354	121,401
Consolidar Cía. de Seguros de Vida S.A.	59,018	44,393
Consolidar Cía. de Seguros de Retiro S.A.	27,286	36,826
Francés Valores Sociedad de Bolsa S.A.	446	302
Atuel Fideicomisos S.A.	3	4
PSA Finance Argentina Cía Financiera S.A.	15,190	13,551

	231,297	216,477

6.	RESTRICTIONS ON ASSETS

a)	Francés Valores Sociedad de Bolsa S.A. (stock broking company) holds shares of Mercado de Valores de Buenos Aires S.A, booked in the amount of 6,360. These shares have been pledged in favor of “CHUBB Argentina de Seguros S.A.” in security of the contract this insurance company executed with Mercado de Valores de Buenos Aires S.A. to cover the latter’s guaranteeing any noncompliance of stock broking companies with their obligations.

b)	See note 6 to the stand-alone financial statements of BF.

7.	STATEMENT OF CASH FLOWS AND EQUIVALENTS

The Statement of Cash Flows and its equivalents as of September 30, 2007 explains the changes in cash and its equivalents. For such purpose, a detail is supplied of the items that the Entity considers to be cash and its equivalents:

	09/30/2007	12/31/2006
a) Cash and due from banks:	2,574,759	2,558,484

b) Government securities held for trading or financial transactions	139,751	303,823

c) Loans to financial sector, calls granted maturity date less than three months as from the end of the period/fiscal year:	126,000	66,500

CASH AND ITS EQUIVALENTS	2,840,510	2,928,807

Points b) and c) are considered to be cash equivalents because they are held in order to meet short-term commitments, they are easily convertible in known cash amounts, they are subject to negligible changes in value and their maturity is less than three months.

8.	BREAKDOWN OF MAIN ITEMS

The detail of the main ítems included in financial statements is as follows:

	09-30-07	12-31-06
a) GOVERNMENT AND PRIVATE SECURITIES

Holdings in investment accounts

Federal Government Bonds (LIBOR 2012)—Compensation	—,—	108,622
Discount Bonds in pesos	233,409	406,674
Federal Government Bonds 2008 (BODEN 2014)	34,302	—,—
Federal Government Bonds in Pesos 10.5 % due in 2012	25,761	—,—
BCRA Notes (NOBAC)	82,078	—,—

Total	375,550	515,296

	09-30-07	12-31-06
Federal Government Bonds 2008 (BODEN 2008)	3,801	8,748
Federal Government Bonds LIBOR 2012	23,828	24,018
Buenos Aires City Bond	3,765	6,648
Federal Government Bonds LIBOR 2014	—,—	22,094
Discount Bonds in pesos	35,874	85,947
Peso-denominated GDP-related securities	14,379	20,476
Cuasipar Bonds in pesos	6,365	8,104
Secured Bonds due in 2018	14,557	93,602
Federal Government Bocon PRE8	11,345	15,910
Federal Government Bonds in US dollar 7% due in 2011	9,119	9,807
Federal Government Bonds in Pesos 10.5 % due in 2012	3,530	—,—
Other	13,188	8,469

Total	139,751	303,823

Holdings available for sale

Secured Bonds due in 2018	80,368	—,—
Federal Government Bocon PRO 12	184,832	—,—
BCRA Notes (NOBAC)	1,193,843	—,—

Total	1,459,043	—,—

Unlisted government securities

Secured Bonds due in 2020	876,865	843,792
Tax credit certificates due in 2003/2006	6	5

Total	876,871	843,797

Instruments issued by the BCRA

BCRA Bills (LEBAC)	621,233	75,139
BCRA Notes (NOBAC)	1,737,977	2,445,767

Total	2,359,210	2,520,906

	09-30-07	12-31-06
Investments in listed private securities

Corporate Bonds Edesur S.A.	6,056	16,755
Corporate Bonds Telefónica de Argentina S.A.	2,177	9,405
Corporate Bonds Telecom Personal	7,327	9,605
Corporate Bonds Camuzzi Gas Pampeana	10,091	10,057
Corporate Bonds Rombo Compañía Financiera S.A.	—,—	6,906
Corporate Bonds Grupo Concesionario del Oeste	10,004	10,095
Corporate Bonds Tarjeta Cuyana	8,050	—.—
Corporate Bonds Banco Macro	2,609	3,718
Corporate Bonds Petrobrás Energía S.A.	4,291	2,658
Fideicomiso Tarjeta Naranja	3,031	3,797
Tenaris	3,161	2,755
Acindar S.A.	1,943	3,487
Telecom	3,287	4,280
Grupo Financiero Galicia S.A.	1,872	5,874
SMAD Schroder Corto Plazo	—.—	3,004
Galtrust 1 Financial Trust	10,442	10,941
Milennium Financial Trust	—.—	5,281
Garbarino Trust	11,460	—,—
Secubono Trust	15,396	—,—
Cía. Financiera Argentina Trust	18,779	—.—
Petrobras Energía S.A.	1,147	6,616
FBA Bonos Argentinos FCI	4,028	6,608
FBA Ahorro Pesos FCI	1,577	7,592
Fideicomiso de Gas	31,427	30,391
1784 Inversión Pesos FCI	—,—	3,906
Pionero Pesos FCI	—,—	4,068
ADR Petrobras	3,851	—,—
Other	43,328	35,597

Total	205,334	203,396

Allowances	(15,186)	(15,186)

Total	5,400,573	4,372,032

b) LOANS – Other

Loans granted to pre-finance and finance exports	1,420,027	1,109,307
Fixed-rate financial loans	840,523	926,097
Other	182,354	246,839

Total	2,442,904	2,282,243

c) INVESTMENTS IN OTHER COMPANIES – Other

In other non-controlled companies- unlisted	29,080	27,586
In non-controlled companies-supplementary activities	14,525	12,680
Other – unlisted	3,172	3,090

Total	46,777	43,356

	09-30-07	12-31-06
d) OTHER RECEIVABLES – Other

Prepayments	33,347	22,602
Guarantee deposits	32,147	27,059
Miscellaneous receivables	55,742	64,193
Tax prepayments	35,148	372,364
Other	106,811	38,991

Total	263,195	525,209

e) OTHER SUBSIDIARIES’ ASSETS

Premium receivables from insurance companies	—,—	25,749
Other related to insurance business	450	450

Total	450	26,199

f) OTHER LIABILITIES FROM FINANCIAL TRANSACTIONS - Other

Correspondents – our account	4,216	23,746
Collections and other operations for the account of third parties	21,494	29,815
Other withholdings and collections at source	75,568	57,461
Accounts payable for consumption	107,449	108,636
Money orders payable	206,575	203,635
Loans received from Argentine Technological Fund (FONTAR)	17,343	—,—
Loans received from Interamerican Development Bank (BID)	22,957	—,—
Other	70,574	51,230

Total	526,176	474,523

g) OTHER LIABILITIES – Other

Accrued salaries and payroll taxes	131,258	150,102
Accrued taxes	109,913	119,964
Miscellaneous payables	89,434	65,532
Other	9,636	4,375

Total	340,241	339,973

h) SUBSIDIARIES´ OTHER LIABILITIES

Insurance companies, claims in adjustment process	82,700	98,077
Fluctuation fund – Consolidar Cía de Seguros de Retiro S.A.	132,465	108,585
Insurance companies, mathematical reserve	1,775,526	1,574,347
Insurance companies, reinsurer´s reserve	(220)	(301)
Difference arising from secured loans accrued valuation Consolidar Cía. De Seguros S.A.	(23,061)	(25,947)
Benefit pending of integration – Resolution No. 29,796 Consolidar Cía de Seguros de Retiro S.A.	(195)	(607)
Other related to insurance business	71,358	81,717

Total	2,038,573	1,835,871

	09-30-07	12-31-06
i) MEMORANDUM ACCOUNTS – DEBIT – CONTROL – Other

Items in safekeeping	28,248,395	28,347,494
Collections items	553,503	512,838
Checks drawn on the Bank pending clearing	198,483	157,409
Checks not yet credited	714,375	521,952
Other	42,561	27,298

Total	29,757,317	29,566,991

	09-30-07	09-30-06
j) SERVICE CHARGE EXPENSE - Other

Turn-over tax	24,249	19,733
Other	7,598	4,050

Total	31,847	23,783

k) ADMINISTRATIVE EXPENSES – Other operating expenses

Rent	36,760	32,888
Maintenance, conservation and repair expenses	28,000	22,221
Electric power and communications	19,224	16,202
Security services	16,380	14,156
Other	11,260	9,255

Total	111,624	94,722

l) OTHER INCOME - Other

Premiums – Insurance companies	186,012	130,857
Rent	1,485	589
Deferred income tax (1)	6,200	135,000
Related parties expenses recovery	4,256	2,087
Others	14,559	5,403

Total	212,512	273,936

(1)	Offset by a charge for the same amount in the line Charge for uncollectibility of other receivables and other allowances under the caption Other expense item.

m) OTHER EXPENSE – Other

Insurance companies, mathematical reserve	231,905	164,641
Life Annuities – Consolidar Cía. De Seguros de Retiro S.A.	85,512	70,184
Tax on bank credits and debits	23,614	17,705
Deferred tax expenses	337,000	—,—
Losses arising from transactions with fixed assets and miscellaneous	—,—	4,286
Claims paid – Insurance companies	138,266	136,705
Other	33,382	17,804

Total	849,679	411,325

EXHIBIT 1

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish-See Note 18)

-Stated in thousands of pesos-

	09-30-07	12-31-06
COMMERCIAL PORTFOLIO

Normal performance	8,496,899	8,065,874

Preferred collaterals and counter guaranty “A”	101,420	62,808
Other collaterals and counter guaranty “B”	96,825	44,596
Without senior security or counter guaranty	8,298,654	7,958,470
In potential risk	10,724	28,448

Other collaterals and counter guaranty “B”	921	1,863
Without senior security or counter guaranty	9,803	26,585
Nonperforming	8,757	5,297

Without senior security or counter guaranty	8,757	5,297
With high risk of uncollectibility	35,236	24,001

Without senior security or counter guaranty	35,236	24,001
Uncollectible	2,167	29,883

Without senior security or counter guaranty	2,167	29,883

Total	8,553,783	8,153,503

EXHIBIT 1

    (Contd.)

CONSOLIDATED CLASSIFICATION OF FINANCING FACILITIES BY

CATEGORIES AND GUARANTIES RECEIVED

AS OF SEPTEMBER 30, 2007 AND DECEMBER 31, 2006

(Translation of financial statements originally issued in Spanish-See Note 18)

-Stated in thousands of pesos-

	09-30-07	12-31-06
CONSUMER AND HOUSING PORTFOLIO

Normal performance	2,950,016	2,117,539

Preferred collaterals and counter guaranty “A”	8,106	10,005
Other collaterals and counter guaranty “B”	609,117	470,116
Without senior security or counter guaranty	2,332,793	1,637,418
Inadequate performance	23,555	20,712

Other collaterals and counter guaranty “B”	6,329	7,629
Without senior security or counter guaranty	17,226	13,083
Deficient performance	11,034	8,103

Other collaterals and counter guaranty “B”	635	527
Without senior security or counter guaranty	10,399	7,576
Unlikely to be collected	1,761	6,584

Other collaterals and counter guaranty “B”	385	625
Without senior security or counter guaranty	1,376	5,959
Uncollectible	16,074	6,578

Other collaterals and counter guaranty “B”	1,920	2,463
Without senior security or counter guaranty	14,154	4,115
Uncollectible, classified as such under regulatory requirements	1,056	827

Other collaterals and counter guaranty “B”	144	163
Without senior security or counter guaranty	912	664

Total	3,003,496	2,160,343

General Total (1)	11,557,279	10,313,846

(1)	Items included: Loans (before allowances and difference arising from purchase of portfolio); Other receivables from financial transactions: Unlisted corporate bonds, Other receivables covered by debtor classification regulations, Interest accrued and pending collection covered by debtor classification regulations; Assets subject to financial leasing (before allowances); Other receivables: Receivables from sale of goods and interest accrued on receivables from sale of goods; Contingent credit – balance memorandum accounts: Credit lines granted (unused portion) covered by debtor classification regulations, Other guaranties given covered by debtor classification regulations and Other covered by debtor classification regulations.

INDEPENDENT AUDITORS’ LIMITED REVIEW REPORT

To the President and the Board of Directors of

BBVA BANCO FRANCÉS S.A.

Legal Address: Reconquista 199

City of Buenos Aires

1.	Identification of the financial statements subject to our review

We have reviewed:

a)	the accompanying financial statements of BBVA BANCO FRANCÉS S.A. (“BBVA BANCO FRANCÉS S.A.” or the “Bank”), which comprise the balance sheet as of September 30, 2007 and the statement of income, statement of changes in stockholders´ equity and statement of cash flow for the nine-month period then ended, with their notes 1 to 17 (notes 2 and 4 describe a summary of significant accounting policies), and supplemental Exhibits “A” through “L”, “N” and “O”; and

b)	the consolidated financial statements of BBVA BANCO FRANCÉS S.A. and its subsidiaries (listed in note 1 to the consolidated financial statements), which comprise the consolidated balance sheet as of September 30, 2007 and the consolidated statement of income and the consolidated statement of cash flow for the nine-month period then ended, with their notes 1 to 8 and the supplemental Exhibit 1.

The balance sheet (both the stand-alone and the consolidated balance sheets) and certain related supplemental information are presented for comparative purposes with the balance sheet and supplemental information for the year ended December 31, 2006.

The statement of income and statement of changes in stockholders’ equity referred to above (both the stand-alone and the consolidated statements) and the related supplemental information are presented for comparative purposes with the statements and supplemental information for the nine-month period ended September 30, 2006.

The Bank´s Board of Directors and Management are responsible for the preparation and fair presentation of such financial statements in conformity with accounting principles generally accepted in Argentina, and those established by the Argentine Central Bank (“B.C.R.A.”). Our responsibility is to issue a limited review report on such financial statements, based on our limited review performed in accordance with the scope described in caption 2 of this report.

2.	Scope of our review

Our review was limited to the application of the procedures established by the auditing standards generally accepted in Argentina as adopted by the Professional Council in Economic Sciences of Buenos Aires for the limited reviews of financial statements corresponding to interim periods, and the “Minimum Standards applicable for External Audits” established by the B.C.R.A. for limited reviews to quarterly financial statements. These standards determine a scope which is substantially less than the application of all the auditing procedures necessary to be able to issue an audit opinion on financial statements taken as a whole. Accordingly, we do not express an opinion on the financial position of the Bank as of September 30, 2007, on the results of its operations, the changes in its stockholders’ equity and its cash flow and equivalents for the nine-month period then ended.

3.	Explanatory paragraph

The stand-alone and the consolidated financial statements referred to in paragraphs a) and b) of caption 1 of this report have been prepared by the Bank in accordance with the accounting standards established by the B.C.R.A., which differ from the professional accounting standards currently in force in the City of Buenos Aires concerning the matters indicated in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

4.	Limited review report

Based on our limited review procedures performed with the scope indicated in caption 2 of this report, which did not include all the auditing procedures necessary to enable us to express an opinion on the financial statements referred to in caption 1, taken as a whole, we are in position to report that:

a)	the financial statements of BBVA BANCO FRANCÉS S.A. both individually and consolidated with its subsidiaries companies mentioned in paragraphs a) and b) of caption 1 of this report, give consideration to all the significant facts and circumstances of which we are aware of, and

b)	we have no observations to present on the referred financial statements, other than those indicated under caption 3.

In relation to the figures for the year ended December 31, 2006 and those for the nine-month period ended September 30, 2006, which are presented for comparative purposes as indicated in caption 1 of this report which we have checked with those of the corresponding financial statements,

a)	our Independent Auditors´ Report on the financial statements for the year ended December 31, 2006 was issued on February 15, 2007 and was qualified due to certain departures from professional accounting standards currently in force in the City of Buenos Aires, described in note 3 to the stand-alone financial statements and in note 2 to the consolidated financial statements.

b)	our Independent Auditors´ Limited Review Report on the financial statements for the nine-month period ended September 30, 2006 was issued on November 9, 2006 and included an observation originated in certain departures from professional accounting standards currently in force in the City of Buenos Aires related to: i) the valuation of national government secured loans and government securities and other credit assistance to the public sector, ii) asset corresponding to court measures related to deposits (constitutional protection actions), iii) deferred tax asset assessment and iv) disclosure of unrealized valuation criteria account.

5.	English translation of statutory financial statements

This report and the financial statements referred to in caption 1 have been translated into English for the convenience of English-speaking readers. As further explained in note 18 to the accompanying stand-alone financial statements, the financial statements (both the stand-alone and the consolidated financial statements) are the English translation of those originally prepared by the Bank in Spanish and presented in accordance with the accounting standards of B.C.R.A. and the professional accounting standards in force in Argentina. The effects of the differences between the accounting standards of B.C.R.A. and the professional accounting standards in force in Argentina, and the accounting principles generally accepted in the countries in which the financial statements are to be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present the financial position, results of operations, stockholders’ equity or cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

City of Buenos Aires, November 8, 2007.

CARLOS B. SRULEVICH
Partner
Contador Público (Universidad de Buenos Aires)
C.P.C.E.C.A.B.A. - T° 139 - F° 192

Deloitte refers to one or more of Deloitte Touche Tohmatsu, a Swiss Verein, its member firms and their respective subsidiaries and affiliates. As a Swiss Verein (association), neither Deloitte Touche Tohmatsu nor any of its member firms has any liability for each other’s acts or omissions. Each of the member firms is a separate and independent legal entity operating under the names “Deloitte,” “Deloitte & Touche,” “Deloitte Touche Tohmatsu,” or other related names. Services are provided by the member firms or their subsidiaries or affiliates and not by the Deloitte Touche Tohmatsu Verein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA French Bank S.A.

Date: November 17, 2007	By:	/s/ Martín E. Zarich
	Name:	Martín E. Zarich
	Title:	Chief Financial Officer